FraserPapers

07021301

FILE No. 82-34837

SEC MAIL PROCESSING RECEIVED
FEB 26 2007
WASH. D.C. 186 SECTION

SUPPL

February 15, 2007

Securities and Exchange Commi
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated November 20, 2006 as to the temporary shutdown of New Brunswick sawmills;
2. News Release dated January 30, 2007 as to the planned acquisition of Katahdin Paper Company LLC;
3. News Release dated February 6, 2007 as to fourth quarter and year end financial results;
4. Management's Discussion and Analysis for the fourth quarter ended December 31, 2006;
5. Interim consolidated financial statements for the fourth quarter ended December 31, 2006;
6. News Release dated February 8, 2007 as to FSC Certification at the company's New Hampshire Paper Mill;
7. Material Document: Purchase Agreement among Brascan (US) Corporation, Fraser Papers Limited and Fraser Papers Inc. as to the planned acquisition by the company of Katahdin Paper Company LLC; and
8. Form 51-102F3 – Material Change Report.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: *[signature]*
Marina Mueller
Assistant Corporate Secretary

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE **Fraser**Papers

Fraser Papers Announces Temporary Shutdown of its NB Sawmills

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (November 20, 2006) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) today announced the temporary shutdown of its two sawmill operations located in Plaster Rock and Juniper, New Brunswick, beginning November 25, 2006, due to weak market conditions. The company expects the shutdown to be at least two weeks in duration depending on market conditions. This temporary shutdown affects approximately 340 employees.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Pierre McNeil
Senior Vice President
Human Resources and Wood Products
(416) 359-8636
pmcneil@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expects", "depending" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's products, raw material and operating costs and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE FraserPapers

Fraser Papers to Acquire Katahdin Paper Company LLC
Expands Specialty Groundwood Papers Business

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (January 30, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) today announced that it has entered into a definitive agreement with Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) to acquire the operations of Katahdin Paper Company LLC for $50 million plus working capital. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business.

The transaction announced today is expected to close in the second quarter and is subject to the approval of a committee of directors of Fraser Papers who are independent of Brookfield, approval of the full board, approval of the majority of shareholders of Fraser Papers other than Brookfield and regulatory approval. Shareholders can expect to receive an information circular detailing the transaction and their approval will be sought at a meeting to be held in late April.

If this agreement is approved, Fraser Papers will acquire two businesses:

- A directory papers business with leading market share in this North American market segment and 250,000 tons per year of production capacity. Located in East Millinocket, Maine, it operates two 125,000 tons per year paper machines, a 180,000 tons per year groundwood pulp mill and a 110,000 tons per year recycled pulp mill along with related facilities.
- A 180,000 tons per year super-calendered paper business serving customers in the retail insert, catalogue and magazine market from a technologically advanced paper machine located in Millinocket, Maine.

The acquisition represents an attractive investment for Fraser Papers on the basis of the following merits:

- **Strategic Fit** – Substantial growth opportunity for Fraser's existing specialty papers business in market segments where the Company can establish competitive advantage.
- **Attractive Valuation** – US$50 million consideration paid represents a 4.5 times multiple on forecast 2007 EBITDA for the directory business.
- **Transaction Structure** – Contingent royalty structure enables Fraser to reduce capital at risk in the transaction as payments are based on the future performance of the super-calendered business.
- **Known Business and Assets** – No conventional transaction due diligence risk as Fraser has been managing Katahdin since 2003.

"This represents an opportunity for Fraser Papers to substantially grow our specialty papers business with the addition of two complementary groundwood products, each with strong brand recognition, providing a broader product offering to our publication customers," commented Dominic Gammiero, Chief Executive Officer. *"In addition, we believe the addition of scale, quality and technology that these three modern paper machines bring to our existing asset base will improve our competitive position in the long term."*

In 2006, Katahdin's directory business shipped 243,000 tons of high quality paper to a customer base that included the largest directory publishers in the U.S. market. The super-calendered paper operation at the Millinocket operation shipped 168,000 tons of specialty groundwood paper in 2006. This business is focused on manufacturing premium grades of super-calendered papers for the growing retail insert, catalogue and magazine segment in North America. The combined operations will increase Fraser Papers' production capacity to over 1.1 million tons of paper from 650,000 tons in 2006.

Total cash consideration for the acquisition is estimated to be $80 million, including estimated working capital at closing of approximately $30 million. The acquisition will be financed from cash on hand and existing and new credit facilities supported by the Company's accounts receivable and inventory. The Company has a low net debt to equity ratio and marketable securities of $30 million. Fraser Papers will pay a royalty to Brookfield contingent on the generation of positive free cash flow generated by the super-calendered business. The royalty will start at 80% of cumulative free cash flow and decline over time as certain thresholds are reached.

The acquisition of Katahdin is a related-party transaction under Canadian securities regulations. As such, the agreement is subject to the approval of a special committee of the Board of the Directors of Fraser Papers and the disinterested shareholders of the Company. In addition, as required under Canadian securities regulations, the assets being acquired will be subject to a formal valuation, which will be supervised by the special committee.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty printing and packaging papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expected", "will", "can", "estimated", "forecast", "believe" and other expressions that may be predictions of or indicate future events and trends, and that do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's and Katahdin's products, raw materials and operating costs, the results and determinations to be made by the board of directors and shareholders of the Company and other risks detailed from time to time in the documents filed by the company with securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE **FraserPapers**

Fraser Papers Reports Fourth Quarter and Year End Results
Expands Sales of Specialty Papers

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (February 6, 2007) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the fourth quarter and the year ended December 31, 2006. The Company achieved breakeven EBITDA for the fourth quarter of 2006 and a net loss of $12 million or $0.40 per share after interest, taxes, depreciation and amortization. This compared with a loss of $22 million or $0.75 per share in the fourth quarter of 2005.

QUARTERLY PROGRESS HIGHLIGHTS

During the fourth quarter of 2006, Fraser Papers

- Increased paper shipments over third quarter levels by 21,000 tons or 14% reflecting higher sales of specialty groundwood grades for printing applications;
- Realized product mix improvements in its paper sales that contributed to an incremental $9 million increase in its operating margins;
- Announced and implemented price increases of $20-60 per ton relating to 250,000 tons of annual paper sales that became effective on or before January 1, 2007, reflecting strong demand for the Company's specialty products;
- Was impacted by market related closures at three of its sawmill operations and by maintenance outages at the Company's Thurso and Edmundston pulp operations which more than offset ongoing cost reduction programs; and
- Continued acquisition discussions and, subsequent to year-end, announced an agreement to purchase Katahdin Paper Company, a 430,000 ton per year producer of specialty directory, magazine and catalogue papers, subject to receiving approval by a special committee of the board of directors, the full board of directors and shareholders.

"Despite fourth quarter results that were impacted by sawmill closures and maintenance downtime at two of our pulp and paper facilities, we were successful at improving our product mix by selling higher margin packaging and printing papers which displaced lower margin commodity products. We are confident that we will continue to build upon this progress during 2007 and we remain very focused on capturing the upside that exists at our paper operations from increased throughput and lower costs," said Dominic Gammiero, CEO of Fraser Papers.

FINANCIAL SUMMARY

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three months ended Dec 31, 2006	Three months ended Dec 31, 2005	Years ended Dec 31, 2006	Years ended Dec 31, 2005
EBITDA	$ —	$ (7)	$ (7)	$ 4
Loss	$ (12)	$ (22)	$ (114)	$ (29)
Per share	$ (0.40)	$ (0.75)	$ (3.86)	$ (0.98)

Fourth Quarter Results

Fraser Papers achieved breakeven EBITDA for the fourth quarter of 2006, unchanged from the third quarter, but a $9 million improvement over the same period in 2005, after adjusting for the results from Company's previously owned timberlands operations. Paper shipments increased by 14% or 21,000 tons in the fourth quarter compared to the third quarter reflecting higher sales of groundwood paper for printing applications resulting in a modest reduction in the average realized price of $18/ton paper. Average cash costs for paper production were unchanged. During the quarter, the Company took seven weeks of downtime at each of its Canadian sawmills and four weeks at one of its U.S. sawmills due to weak lumber markets. In addition, a scheduled annual maintenance shut at the Company's pulp mill in Thurso, Quebec resulted in additional costs as more repairs were completed than originally planned and the mill ran into operational issues during the start-up. This shutdown, along with a planned maintenance shutdown at the Company's cogeneration facility in Edmundston, NB, negatively impacted the fourth quarter results by $9 million. Offsetting this impact, the Company received refunds of previously paid lumber duties of $11 million.

For the fourth quarter of 2006, Fraser Papers reported a loss of $12 million or $0.40 per share compared to a loss of $22 million or $0.75 per share in the fourth quarter of 2005. 2005 results included lower EBITDA and a restructuring charge of $8 million, or $0.18 per share after tax.

Full Year Results

For the full year 2006, EBITDA from the Company's Paper segment was a loss of $9 million, $1 million lower than the $8 million EBITDA loss generated in 2005. In addition, the Company's Timber segment generated EBITDA of $2 million, compared to $12 million in 2005. The Company completed the sale of its timber operations in the first quarter of 2006. In addition to the planned maintenance shuts, unscheduled downtime at the Company's pulp and paper operations negatively impacted EBITDA by $8 million in 2006. Total market-related downtime at the Company's sawmills in 2006 amounted to 14 weeks at one Canadian sawmill, 11 weeks at the other Canadian sawmill and four weeks at one U.S. mill. In 2005, the comparable numbers were seven weeks and six weeks for the Canadian sawmills and no downtime at the U.S. sawmills.

On a year-to-date basis, the Company generated a net loss of $114 million, or $3.86 per share versus $29 million, or $0.98 per share in 2005. Results for 2006 include charges of $161 million related to investment write-offs and plant closures, partly offset by a gain of $71 million on the sale of the Company's timberland operations in New Brunswick. In 2005, the Company recorded a $46 million gain on the sale of its timberland operations in Maine and a $41 million asset impairment charge.

BUSINESS INITIATIVES

Margin Improvement and Cost Reduction

The Company continued to improve its mix of products with higher shipments of specialty packaging and printing papers relative to lower margin commodity freesheet grades. Specialty paper shipments rose 10% in the fourth quarter compared with the third quarter and 8% compared to the fourth quarter of 2005. These increases displaced shipments of commodity freesheet grades, which fell 5% in the quarter and 39% compared to the fourth quarter of 2005. During 2006, shipments of specialty products improved 9% while shipments of commodity grades fell 25%.

The achievement in total product mix generated $21 million of additional sales margin during the year, representing the largest contributing factor to the Company's year-over-year margin improvement program in 2006. Full year margin improvement totaled $31 million exceeding the target of $29 million for the year. Margin improvement initiatives generated $9 million in the fourth quarter. Lower fibre usage and the benefits of the Berlin shutdown were the other primary contributors. Unfortunately, these margin improvements served to only partly offset significant cost pressures from energy, chemical costs and the strengthened Canadian dollar. For 2006, these cost pressures negatively affected results by $41 million when compared to 2005.

During the fourth quarter of 2006, average cash costs for the production of paper were unchanged from the third quarter reflecting maintenance costs associated with a scheduled cogeneration boiler outage at the Company's East Papers operation. Excluding the $2 million cost of this outage, the fourth quarter paper cash costs would have been $11 per ton less than the third quarter.

Pulp average cash costs were also higher in the fourth quarter due to the annual maintenance shutdown taken at the Company's hardwood kraft pulp mill in Thurso, Quebec. The impact of the outage on cash costs was $7 million or $119 per tonne. These costs were approximately $3 million or $50 per tonne, higher than planned as additional maintenance work undertaken was followed by a longer than planned ramp-up period to return to full capacity. Excluding the impact of this shutdown, normalized pulp cash costs in the quarter would have been an estimated $485 per tonne, comparable with costs in the third quarter.

Fraser Papers is in the process of improving performance at its paper operations which are currently operating at 95% of production capacity. Similarly, the Company is focused on increasing throughput from its three pulp operations, the Thurso hardwood pulp mill and the sulphite and groundwood pulp mills in Edmundston. This initiative will reduce the unit costs of internal fibre and reduce required purchases of market softwood pulp. Fibre costs currently represent approximately 40% of total paper manufacturing costs.

Market Focus and Competitive Advantage
The Company's existing portfolio of 13 paper machines has the capability of producing a wide range of paper grades for demanding applications with narrow technical specifications and short lead times. The Company seeks to compete in specific freesheet and groundwood market segments where it can attain significant market share, with a focus on specialty packaging and lightweight printing papers. Approximately 65% of the Company's annual production of 660,000 tons are in these strategic market segments today.

The Company currently benefits from a significant share of the markets for pet food bags, thermal transfer papers, pharmaceutical papers and lightweight financial printing papers. The Company supports this business with a focus on providing superior customer service and continuing enhancements in product development.

During 2006, the Company, working closely with new and existing customers, developed 38 new products. New products developed over the past 24 months represented 11% of shipments in 2006. Development of new products and a focus on growing sales in targeted segments, has allowed the Company to displace approximately 47,000 tons of lower margin business over the past twelve months.

Acquisition of Katahdin Paper Company LLC
On January 30, 2007, Fraser Papers announced an agreement to purchase the operations of Katahdin Paper Company LLC ("Katahdin") from Brookfield Asset Management Inc. ("Brookfield"). Through this transaction, Fraser will acquire two businesses: a 250,000 ton per year directory paper business with leading share in the North American market and a 180,000 ton per year super-calendered paper business

serving customers in the retail insert, catalogue and magazine market. Fraser Papers has managed Katahdin under contract for Brookfield since 2003.

Total cash consideration for the acquisition is estimated to be $80 million, including estimated working capital at closing of $30 million. In addition, Fraser Papers will make royalty payments based on the cumulative free cash flow generated by the super-calendered business.

The acquisition of Katahdin fits the Company's business strategy as it represents an opportunity to grow in paper markets where it can establish a competitive advantage. The Company believes that the agreement is based on an attractive valuation for the directory paper assets that its management has operated for a number of years. The proposed transaction structure also provides for payments contingent on the future performance of the super-calendered business.

As the acquisition of Katahdin is a related-party transaction under Canadian securities regulations, the agreement is subject to the approval of a special committee of the Board of the Directors of Fraser Papers, the full Board of Directors and minority shareholders of the Company. An information circular containing details concerning the transaction, including a formal valuation, will be mailed to shareholders in late March. A special meeting of shareholders will be scheduled toward the end of April.

OUTLOOK

Markets for the Company's specialty packaging and printing papers are expected to remain firm with volumes comparable with the fourth quarter and prices continuing to trend higher in certain segments. The first and second quarters of the calendar year are typically strong for lightweight financial and specialty packaging papers. During the fourth quarter, Fraser announced price increases of $20-60 per ton relating to approximately 250,000 tons of annual paper sales that became effective on or before January 1, 2007. Certain segments of the paper markets including lightweight coated groundwood and commodity freesheet began to soften during the fourth quarter of 2006 reflecting seasonal weakness in demand. The Company took seven days of downtime on one paper machine at its Gorham paper mill during January, 2007.

List prices for northern bleached hardwood pulp remain at attractive levels worldwide with strong demand from non-integrated paper mills. Higher market prices, the elimination of lower margin export sales and strong demand from domestic customers for high quality hardwood pulp produced at the Company's Thurso pulp mill led to an improvement in mill nets of $82 per tonne in the fourth quarter over the same period one year ago. While additional global capacity, built to supply the Asian and European markets, is expected to come on stream during 2007, the Company expects that demand for Fraser's hardwood pulp in domestic markets will remain firm in the short term.

While housing markets and lumber prices continue to be weak, the most recent press release from the U.S. Federal Reserve provided optimism for firmer economic growth and some tentative signs of stabilization in the U.S. housing market.

Management believes that the acquisition of Katahdin, expected to close at the end of April, is an attractive investment for the Company, providing the opportunity for substantial growth in the complementary directory and super-calendered paper segments, with products having strong brand recognition and providing a broader offering to Fraser Papers' publication customers.

Fraser Papers is focused on improving results from its operations. Priority is being placed on lowering overall fibre costs and maximizing production on its paper machines. There are no scheduled maintenance outages during the first quarter of 2007. The sulphite pulp mill in Edmundston, New Brunswick will take an extended 21 day outage to perform major maintenance on its recovery boiler during the second quarter.

FOURTH QUARTER CONFERENCE CALL

Fraser Papers' fourth quarter investor conference call can be accessed by teleconference on Wednesday, February 7, 2007 at 9:50 a.m. (Eastern time) by dialing 1-888-391-0071 (toll free in North America) or 1-212-676-4915 (International). The call will be archived through March 30, 2007 and can be accessed by dialing 416-626-4100 or 1-800-558-5253 and quoting the reservation number 21324643. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice-President
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the Company's possible future intentions, the possible success of price increase announcements, the Company's expectations and estimations with respect future market conditions, the Company's expectations with respect to its operations or various costs that could impact the business, the possible acquisition of Katahdin and the expected impact of specific events on financial results in future quarters. These statements are based on certain assumptions and reflect the Company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors and assumptions implicitly or explicitly mentioned or referred to in this release. The words "will", "believe", "expect", "anticipate", "intend", "estimate", "outlook", "foresee", "forecast", "are", "may", "could", "continuing", "subsequent", "remain", "can", "seek" and other expressions (including all variations of such words) which are predictions of or could indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price increases or reductions for any products the Company sells, increases in costs of production, decisions by political or regulatory bodies in Canada or the United States, various determinations to be made by the special committee of the board of directors, the full board of directors and the shareholders of the Company and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 6, 2007

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended December 31, 2006 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2005. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

OVERVIEW

Along with the rest of the North American pulp and paper industry, Fraser Papers faced unprecedented high input cost pressures during 2006 from fibre, energy, chemicals and the impact of a strong Canadian dollar. These cost pressures and a difficult business environment have contributed to widespread industry capacity reduction in a number of pulp and paper grades. These capacity reductions are necessary for the industry to return to acceptable levels of profitability. With reduced supply for hardwood and softwood pulp, as well as fine papers, and stable demand, market prices have responded, providing the opportunity for the industry to begin to generate acceptable product margins that reflect the capital invested in the industry.

Offsetting this positive shift in market fundamentals for pulp and paper is the weakness in the US housing markets which has put pressure on lumber prices and contributed to widespread downtime at sawmill operations.

In the past two years, Fraser Papers has responded. We shut our highest cost pulp mill; sold our timberlands at attractive valuations using a portion of the proceeds to pay down debt to a conservative, but sustainable, level; took the necessary charges related to an unprofitable investment position in a former paper division; and began to refocus and improve our core specialty paper business. During this period of change within our industry, we are also looking to grow our business by seeking opportunities where there are potential synergies with our existing business. On January 30, 2007, we announced an agreement to purchase the operations of Katahdin Paper Company LLC ("Katahdin"), a business we have managed since 2003.

These recent actions are consistent with our long term business strategy which involves:

- focusing on products where Fraser Papers has or can develop a sustainable competitive advantage;
- further reducing costs and improving performance at each of our operations;
- repositioning assets to surface additional value to shareholders;

- building the business selectively and opportunistically, based on value; and
- enhancing equity returns by maintaining an appropriate level of financial leverage at the lowest cost.

Results for the recent quarter were breakeven on an EBITDA basis, a significant improvement from the negative $7 million generated in the fourth quarter of 2005 and consistent with the breakeven EBITDA in the third quarter of 2006. These results remain at an unacceptable level. In the fourth quarter, we were setback by a maintenance shutdown at the pulp mill in Thurso, Quebec that went off schedule and over budget by $3 million. In addition, the recent decline in lumber prices forced the sawmills to take market-related downtime. However, we were able to more than offset these poor operating results with the receipt of $11 million in anti-dumping lumber duties. Finally, we have not yet begun to see the benefits of operating initiatives that we have put in place to counter high fibre, energy, and chemical prices as well as the strength of the Canadian dollar.

COST REDUCTION AND MARGIN IMPROVEMENT INITIATIVES

In order to provide adequate results for our shareholders, Fraser Papers is redoubling our focus on achieving better performance across all our operations including throughput, process efficiencies and lowest possible cost structure in order to produce papers that we can sell successfully into growing market segments. Fraser Papers has had a margin improvement program in place for many years which has successfully reduced costs. Over the past 24 to 36 months, rising input costs have more than offset margin improvement initiatives.

	Three months ended			Twelve months ended	
	Dec 31 2006	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Paper operations ($ per ton)					
Average cash cost (1)	**884**	885	824	**881**	819
EBITDA Margin	**12**	27	(6)	**3**	2
Pulp operations ($ per tonne)					
Average cash cost (1)	**604**	480	495	**528**	475
EBITDA Margin	**(117)**	16	(80)	**(49)**	(40)
Lumber operations ($ per Mmbfm)					
Average cash cost (1) (2)	**349**	332	330	**336**	318
EBITDA Margin	**74**	(52)	(12)	**5**	15

(1) See "Definitions" section.
(2) Lumber average cash cost excludes anti-dumping duties refund.

During the fourth quarter of 2006, average cash costs for Paper were unchanged from the third quarter but increased $60 per ton compared to the fourth quarter of last year primarily due to increased input costs. Cash costs in the fourth quarter were negatively affected by a scheduled outage at the cogeneration facility at our East Papers operation. Excluding the cost of the outage, the fourth quarter paper cash costs would have been $11 per ton less than the third quarter.

Average cash costs for pulp were up significantly in the fourth quarter due to the annual maintenance shutdown taken at the pulp mill in Thurso, Quebec. We estimate the impact of the outage on cash costs was $119 per tonne in the quarter reflecting a normalized fourth quarter pulp cash cost of $485 per tonne, marginally higher than the third quarter.

Average cash costs for lumber, which exclude the effect of the anti-dumping duties refunds, increased due to market-related downtime taken in the fourth quarter compared to the third quarter and the fourth quarter of last year. The EBITDA margins in the fourth quarter improved by $126 per Mmbfm over the third quarter due to $11 million of the anti-dumping refunds which represented $164 per Mmbfm. The

remaining margin deterioration was due to reduced market pricing and the impact of market downtime on the cash costs.

The margin improvement program for 2006 generated $31 million of improvements which exceeded the target of $29 million for the year. The margin improvement program generated $9 million in the fourth quarter. Improvements were derived primarily from improved sales product mix from strategic sales and marketing initiatives and improved fibre utilization. Unfortunately, these margin improvements served to only partly offset significant cost pressures from energy, chemical costs and the strengthened Canadian dollar. For 2006, these cost pressures negatively affected results by $41 million when compared to 2005.

PRE-TAX US$ MILLIONS	2006 Margin Improvements	2006 Targets
Sales Mix Optimization	$ 21	$ 14
Volume Improvement	—	11
Fibre / Chemical Optimization	4	6
Energy Usage	7	6
Other	(1)	(8)
Total	$ 31	$ 29

Closure of Berlin Pulp Mill

In April 2006, Fraser Papers permanently shut its 227,000 tonne per year hardwood kraft pulp mill in Berlin, New Hampshire. Operating costs, which had averaged $540 per tonne of pulp in the first quarter of 2006, were uncompetitive. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with the elimination of lower margin export sales and a resultant improvement in the average realization on sales from the Company's pulp mill in Thurso, Quebec. During the quarter, Fraser Papers sold the assets relating to the Berlin mill including the property, plant and remaining equipment for net proceeds of $3 million. No gain or loss was recorded on the sale.

MARKET FOCUS AND COMPETITIVE ADVANTAGE

Fraser Papers competes in specific market segments where we can deploy our capability in manufacturing lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are currently focused on are typically between 100,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 65% of our 660,000 tons of annual production are in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These markets utilize food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, hi-bright groundwood and ultra-lightweight coated groundwood papers.

Fraser Papers achieved 10% growth in its specialty freesheet papers business in the fourth quarter of 2006 as compared with the same period in 2005 specifically through increased volumes of lightweight opaque grades for financial printing applications. In the quarter, shipments of commodity uncoated freesheet grades declined by 39% over 2005 levels as Fraser Papers exited lower margin grades. Over the quarter, increased sales of added value, high-bright specialty groundwood papers also enhanced margins. These product mix improvements were offset by weak coated groundwood market conditions reducing realized prices for Fraser Papers' paper products by $18 per ton for the fourth quarter of 2006 compared with the third quarter. Compared to the fourth quarter of 2005, average price realizations for all paper products have improved $61 per ton or 7%.

ASSET REPOSITIONING INITIATIVES

Gain on sale of New Brunswick Timberlands

On January 31, 2006, Fraser Papers sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Net proceeds were $125 million, including $94 million in cash and $31 million of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis. The sale of the NB Timberlands assets resulted in a gain of $71 million.

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers retained the right to purchase fibre, in amounts approximately equal to its historical consumption, for a period of up to 20 years at prevailing market prices.

Smart Papers Restructuring

During the first quarter of 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). As consideration, Fraser Papers received a 40% common equity interest in an entity which owned Smart Papers LLC and the Midwest Operations.

During the first quarter of 2006, Fraser Papers recorded a charge of $107 million relating to the Chapter 11 filing of Smart Papers LLC and its affiliates ("Smart Papers"). In addition, Fraser Papers recorded an additional charge of $4 million in the fourth quarter due to changes in the estimated reserves related to certain contracts where Fraser Papers had provided financial guarantees. During 2006, Fraser Papers made $16 million of payments against the accruals recognized.

During the third quarter, Fraser Papers completed the sale of a boiler, previously leased to Smart Papers, to a third party. The total proceeds of $4 million will be payable in installments over seven years and include contingent consideration of $1 million. Fraser Papers will recognize such proceeds when receipt is certain. During 2006, Fraser Papers received less than $1 million of proceeds from the sale.

GROWTH INITIATIVES

Acquisition of Katahdin Paper Company LLC

On January 30, 2007, Fraser Papers announced an agreement to acquire Katahdin from Brookfield for $80 million, payable in cash, on closing, subject to an adjustment for working capital. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business. The transaction is expected to close in April, 2007. Katahdin, which Fraser Papers currently manages under contract for Brookfield, represents an opportunity for Fraser Papers to substantially grow our specialty papers business into two complementary groundwood segments namely, directory and super-calendered papers. We believe the addition of scale, quality and technology that Katahdin's three modern paper machines bring to our existing asset base will improve our competitiveness. The transaction is clearly consistent with our strategy to focus on niche segments in the broader paper markets where we can establish sustainable competitive advantage. With its location in central Maine, Katahdin benefits from access to a healthy fibre basket, skilled labour, infrastructure, and proximity to our customers' press rooms in the North East and Midwest. This acquisition qualifies as a related party transaction under Canadian securities regulations. The board of directors of the Company has established a special committee, comprised entirely of directors independent of Brookfield, to evaluate the potential acquisition of Katahdin. The acquisition will also have to be approved by shareholders who are unrelated to the Company and Brookfield.

FINANCIAL INITIATIVES TO ENHANCE SHAREHOLDER RETURNS

Purchase and repayment of senior notes

During the first six months of 2006, the Company made market purchases totaling $30 million of its 8.75% senior unsecured notes for total cash consideration of $26 million. During the second quarter of 2006, the Company repaid $52 million of notes held by the public and cancelled $14 million of notes held by Fraser Papers.

No further purchases were made in the fourth quarter and Fraser Papers continues to hold $16 million of notes which have not been cancelled but have been netted against long-term debt on the consolidated balance sheet. At December 31, 2006 Fraser Papers' net debt to net debt plus equity stood at 14%, which is amongst the lowest in the paper industry.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (loss)	Earnings (loss) per share (basic and diluted)
2006			
4th Quarter	**$ 187**	**$ (12)**	**$ (0.40)**
3rd Quarter	185	(6)	(0.21)
2nd Quarter	208	(18)	(0.61)
1st Quarter	216	(78)	(2.64)
2005			
4th Quarter	$ 219	$ (22)	$ (0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10

OPERATING RESULTS

Net sales for the fourth quarter of 2006 were $187 million, as compared to $219 million in the fourth quarter of 2005. The decrease was mainly attributable to the sale of the paperboard operations in 2005, the sale of the NB Timberlands in January, 2006, and the permanent closure of the Berlin pulp mill in April, 2006. After adjusting for these divestitures and the closure, net sales were down by 4% compared to the same quarter of 2005 due to increased internal pulp shipments and lower lumber prices, partly offset by increased uncoated freesheet and pulp pricing.

Compared to the third quarter of 2006, net sales increased marginally due to improved paper shipments, partly offset by market downtime at our lumber operations. Paper operations revenue significantly improved 11% compared to the third quarter of 2006 due to seasonally higher production of financial printing papers.

Following the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. The Company's results include the results of its timberlands operations for periods up to January 31, 2006.

Net sales by segment for 2006 and 2005 were as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2006**	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Paper	**$ 187**	$ 185	$ 206	**$ 792**	$ 874
Timber	**n/a**	n/a	19	**6**	74
Inter-segment	**—**	—	(6)	**(2)**	(30)
Total	**$ 187**	$ 185	$ 219	**$ 796**	$ 918

EBITDA by segment was as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2006**	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Paper	**$ —**	$ —	$ (9)	**$ (9)**	$ (8)
Timber	**n/a**	n/a	2	**2**	12
Total	**$ —**	$ —	$ (7)	**$ (7)**	$ 4

In the fourth quarter, EBITDA for the Paper segment was breakeven, unchanged from the third quarter. Fourth quarter results included the benefit of $11 million of anti-dumping duties refunded as a result of the U.S. and Canadian governments reaching an agreement with respect to softwood lumber trade between the two countries. Partly offsetting this was the impact of planned maintenance shutdowns at Thurso and Edmundston which negatively affected EBITDA by $9 million and the weak lumber markets. The shutdown at Thurso was followed by a lengthy and difficult start-up. Overall operating performance at the Company's paper operations improved, benefiting from the scheduled and unplanned outages taken at the Company's East Papers operation in the second quarter.

Realized paper prices declined by 2% in the fourth quarter primarily in the coated groundwood products due to poor market conditions. Prices for Fraser Papers' northern bleached hardwood kraft ("NBHK") pulp rose modestly. Lumber pricing continued to decline leading to widespread industry downtime. Cost pressures continued as the combined effect of higher chemical and energy costs and the continued strength of the Canadian dollar resulted in an estimated $7 million increase in costs, as compared to the fourth quarter of 2005. For the year ended December 31, 2006, these items contributed cost increases of $41 million compared to the same period last year. (See discussion in "Business Segments")

Depreciation expense was $8 million in the quarter, as compared to $9 million in the comparable period in 2005. The decrease in depreciation is mostly due to the divestitures completed in 2005 and 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows
During the quarter, cash flow from operations after changes in working capital was an outflow of $14 million as compared to $13 million during the same quarter of 2005. Operating cash flow before changes in working capital in the fourth quarter improved to $1 million compared to an outflow of $16 million in 2005, primarily due to improved operating results. During the fourth quarter, Fraser Papers invested $15 million in working capital in the form of receivables, primarily due to strong shipments of lightweight opaque and specialty groundwood grades in December.

Net debt and Capital Resources
Long term debt of $68 million consists of senior, unsecured notes which bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and

reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During 2006, following the repurchases and repayments of the notes, the Company reduced its total long-term debt by $82 million, resulting in a net debt to net debt plus equity ratio of 14%.

During the fourth quarter, the Company increased it maximum borrowing capacity under its line of credit to $90 million on more favorable terms. The increased line of credit and current cash balances provide liquidity for future growth initiatives, including the acquisition of Katahdin.

CAPITAL INVESTMENTS

Year to date capital investments totaled $12 million, significantly below the $49 million recorded in 2005 when Fraser Papers invested $34 million to buy out a lease related to an electrical cogeneration facility. During the fourth quarter, spending of $3 million was primarily focused on maintenance of the business.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $7 million in the fourth quarter of 2006, a decrease of $2 million from the comparable period in 2005. The decrease is due to a lower funding requirement for the U.S. plans and a better funded position. The Company is currently in discussions with regulatory agencies regarding funding requirements for certain of its pension plans. If regulatory approval is obtained, the Company expects that the funding requirements will be further reduced in 2007. If regulatory approval is not obtained, there may be a one-time, retroactive payment of approximately $4 million, in addition to scheduled funding. (See discussion in "Forward-looking Information")

Benefit plan expense for the quarter was $5 million as compared to $6 million in the comparable quarter in 2005. The expense in 2005 included a one-time charge related to the sale of the paperboard operations of $3 million. Expense for the fourth quarter of 2006 is higher by $2 million due to actuarial losses of prior periods and updated actuarial assumptions. For the full year of 2006, benefit plans expense was $21 million as compared to $13 million in 2005. The prior year expense was net of $4 million of curtailment gains as a result of asset sales. The remainder of the increase is mostly due to actuarial losses of prior periods and updated actuarial assumptions.

Improved returns on plan assets significantly reduced the deficit of the defined benefit obligations over plan assets from $175 million as of December 31, 2005 to $113 million as of December 31, 2006. In 2007, we expect annual funding requirements and pension expense to be lower than 2006. (See discussion in "Forward-looking Information")

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2006:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 68	$ —	$ —	$ —	$ 68
Operating leases	1	1	—	—	—
Purchase obligations	50	38	12	—	—
Total contractual obligations	**$ 119**	**$ 39**	**$ 12**	**$ —**	**$ 68**

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar denominated cash flows.

During 2006, Fraser Papers entered into a pulp swap agreement to deliver 24,000 tonnes of market pulp through December 2006 at an average price of $574 per tonne. This swap effectively fixed the selling price on a portion of Fraser Papers' production and was designated as a hedge of a portion of future pulp sales. During the fourth quarter and for the year ended December 31, 2006, Fraser Papers realized losses on these contracts of $1 million and $4 million respectively. There were no outstanding pulp hedges at December 31, 2006.

During 2006, Fraser Papers entered into futures contracts to deliver lumber at fixed prices realizing a gain of $1 million. There were no outstanding lumber futures at December 31, 2006.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar cash flows. In 2006, the Company recognized $2 million of gains on these contracts. At December 31, 2006, the unrealized losses on these contracts amounted to less than $1 million. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

BUSINESS SEGMENTS

As a result of the sale of its NB Timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During 2005, Fraser Papers reported the results of its Timber operations in a separate segment.

Paper Segment
The Paper segment is comprised of 13 paper machines at two locations, one market pulp facility and four sawmills. Products include specialty packaging and printing papers, commodity freesheet papers, specialty groundwood papers, light weight coated groundwood papers and towel, as well as hardwood pulp and softwood lumber. The Paper segment sales accounted for 100% of Fraser Papers' net sales in the fourth quarter of 2006 and 96% of the net sales in the fourth quarter of 2005. After the sale of the NB Timberlands in January 2006, all of Fraser Papers' remaining operations are in the Paper segment.

The following is a summary of financial information for the Paper segment:

	Three months ended			Twelve months ended	
	Dec 31 2006	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Net sales	$ **187**	$ 185	$ 206	$ **792**	$ 874
EBITDA[(1)]	**—**	—	(9)	**(9)**	(8)
Depreciation	**8**	8	9	**32**	38
Capital investments	**3**	4	2	**12**	49

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty groundwood, lightweight coated groundwood, and towel.

	Three months ended			Twelve months ended	
	Dec 31 2006	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Sales (US$ millions)	**157**	141	142	**596**	563
EBITDA (US$ millions)	**2**	4	(1)	**2**	1
EBITDA ($ per ton)	**12**	27	(6)	**3**	2
EBITDA margin[(2)]	**1%**	3%	(1%)	**0%**	0%
Shipments (000 tons)[(1)]					
Specialty packaging	**13**	13	11	**55**	51
Specialty printing	**78**	71	72	**307**	281
Commodity freesheet papers	**19**	20	31	**81**	108
Specialty groundwood	**36**	26	28	**117**	115
Lightweight coated groundwood	**16**	11	16	**59**	66
Towel	**10**	10	10	**39**	38
	172	151	168	**658**	659
Average Revenue Realized ($ per ton)[(1)]					
Specialty packaging	**1,175**	1,198	1,130	**1,172**	1,136
Specialty printing	**973**	961	921	**948**	918
Commodity freesheet papers	**855**	856	685	**821**	700
Specialty groundwood	**775**	798	702	**766**	696
Lightweight coated groundwood	**770**	808	888	**782**	872
Towel	**773**	780	761	**774**	728
Weighted Average ($ per ton)	**903**	921	842	**893**	845
Average Cash Operating Cost ($ per ton)	**884**	885	824	**881**	819
Reference Prices ($ per ton)[(3)]					
50# offset rolls	**833**	847	695	**815**	709
34# no. 5 rolls	**938**	962	1,020	**975**	986
22.1# white directory	**725**	725	675	**722**	675

(1) 2005 volumes exclude divested Midwest and Paperboard operations.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Reference prices are from Resource Information Systems, Inc. ("RISI").

Market conditions continued to be healthy for most paper products. Demand and pricing for uncoated freesheet stabilized in the fourth quarter; however, there are signs that momentum is slowing. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) declined by 2%, or $14 per ton, over the previous quarter to a level of $833 per ton. While Fraser Papers' commodity freesheet papers trend with the benchmark grade, Fraser Papers' specialty packaging and printing papers tend to display more stable pricing reflecting the contractual nature of the business and strong customer relationships.

Fraser Papers' marketing strategy is to focus on targeted market segments where the Company can have leadership and influence, matching our technical competencies for lightweight papers and technical specialty grades. Fraser Papers has approximately 82% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are used for food packaging which contain both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet tight technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Fraser Papers' packaging business has grown 8% for the year 2006 compared to 2005. Specialty packaging revenue realized in the fourth quarter

declined over the third quarter due to a mix change reflected by increased volume of non-stain resistant packaging papers.

Specialty printing papers includes products that are characterized by tight technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Growth in this product line has been 9% for the year 2006 compared to 2005.

Commodity freesheet papers are a key focus of efforts to bottom-slice unprofitable grades and customers. The 2006 volume of commodity freesheet grades declined by 25% over 2005 levels as Fraser Papers narrows its focus on specialty packaging and printing paper products in strategic markets.

Groundwood operations had mixed results in the fourth quarter. Demand for Fraser Paper's specialty groundwood shipments improved by 38% from the third quarter, due in part to strong shipments of financial printing papers. Average benchmark pricing for uncoated groundwood (22.1# white directory) was stable over the previous quarter at $725 per ton. Compared to the third quarter, average revenue realized was $23 per ton lower, due primarily to the shipment of 10,000 tons with less than average margins.

However, reduced pricing for lightweight coated groundwood continued in the fourth quarter. Average benchmark pricing for coated groundwood (34# no. 5 rolls) declined by 2%, or $24 per ton, over the previous quarter to $938 per ton.

Fraser Papers is undertaking to further improve the operating performance of its paper operations. Specifically, Fraser Papers is seeking to increase the throughput from its sulphite and groundwood pulp mill in Edmundston which will reduce the cost of fibre to the paper machines. Additionally, Fraser Papers is in the process of an in-depth analysis to evaluate opportunities to improve paper machine efficiencies. These initiatives are expected to improve the cash cost of operations for our paper operations. (See discussion in "Forward-looking Information")

Three Months ended December 31, 2006 compared to Three Months ended September 30, 2006

The paper operations generated EBITDA of $2 million in the fourth quarter on sales of $157 million. This was a $2 million EBITDA decrease from the previous quarter which had an EBITDA of $4 million on $141 million of sales. The $2 million decrease in EBITDA compared to the third quarter was due to lower coated groundwood pricing, temporary product mix changes and a scheduled cogeneration boiler outage at East Papers, but these were only partially offset by improved cash costs and the weakening Canadian dollar. The Canadian dollar averaged US$0.88 in the fourth quarter of 2006 compared to US$0.89 in the third quarter of 2006.

Shipments increased by 14% in the fourth quarter compared to the third quarter due to higher demand for specialty printing and groundwood grades.

Three Months ended December 31, 2006 compared to Three Months ended December 31, 2005

The paper operations had an EBITDA of $2 million in the fourth quarter on sales of $157 million. This was a $3 million EBITDA improvement from the previous year's quarter which had an EBITDA loss of $1 million on $142 million of sales. Improved pricing, product mix focus and operating efficiencies significantly improved EBITDA in the quarter; however, the gains were muted by a $2 million cogeneration boiler facility outage, higher energy costs and the strong Canadian dollar. The Canadian dollar averaged US$0.88 in the fourth quarter of 2006 compared to US$0.85 in the fourth quarter of 2005.

Shipments improved by 2% in the fourth quarter compared to the same quarter last year due to the improved specialty printing and groundwood markets.

Twelve Months ended December 31, 2006 compared to Twelve Months ended December 31, 2005

The paper operations generated EBITDA of $2 million for 2006 on sales of $596 million. This was a $1 million improvement from 2005 when Fraser Papers generated EBITDA of $1 million on $563 million of sales. Improved pricing and demand for Fraser Papers' higher margin grades and the focus on margin improvements led to significant EBITDA improvements; however, these were offset by East Papers' maintenance outages in the second quarter of 2006 of $7 million and over $24 million of increased chemical and energy costs and the strong Canadian dollar compared to 2005. The Canadian dollar averaged US$0.88 in 2006 compared to US$0.83 in 2005.

Shipments remained stable in 2006 compared to 2005.

Pulp Operations

The pulp operation is comprised of a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed a NBHK market pulp mill in Berlin, New Hampshire.

	Three months ended			Twelve months ended	
	Dec 31 2006	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Sales (US$millions)	**12**	16	33	**80**	132
EBITDA (Thurso) (US$millions)	**(5)**	2	(2)	**(4)**	(2)
EBITDA (Berlin) (US$millions)	**—**	—	(4)	**(5)**	(8)
Loss on Pulp Hedge (US$millions)	**(2)**	(1)	(1)	**(4)**	(5)
	(7)	1	(7)	**(13)**	(15)
Pulp EBITDA ($ per tonne)	**(117)**	16	(80)	**(49)**	(40)
EBITDA Margin(1)	**(58%)**	6%	(21%)	**(16%)**	(11%)
Shipments (000 tonnes)(2)	**60**	60	87	**263**	371
Average Revenue Realized ($ per tonne)(2)	**530**	528	448	**505**	455
Average cash operating costs ($ per tonne)	**604**	480	495	**528**	475
Reference Price ($ per tonne)(3)					
NBHK market pulp	**685**	675	595	**654**	599

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions continue to improve for the pulp operations, but there are signs of the NBHK market stabilizing. Improved pricing for the NBHK market pulp continued in the fourth quarter. Average benchmark pricing for NBHK improved by 15%, or $90 per tonne, over the fourth quarter of 2005 to $685 per tonne.

Market pulp production in the fourth quarter of 2006 decreased 31% from the comparable quarter in 2005 due to the closure of the Berlin pulp mill. The closure has enabled a consolidation of Fraser Papers' market pulp sales position with significant mix improvements including the elimination of lower margin export sales. The resultant improvement in the average revenue realization is 18% or $82 per tonne over the fourth quarter of 2005 on sales of 60,000 tonnes of pulp.

Following the closure of Berlin pulp mill, Fraser Papers has also redirected a portion of its market pulp to internal use thereby decreasing the exposure to NBHK market pulp prices. Additionally, the closure of the Berlin pulp mill has placed Fraser Papers in a more balanced position for total market pulp volume.

On a stand alone basis, Thurso had a negative EBITDA of $17 per tonne in 2006 compared to Berlin which lost $173 per tonne. The results of pulp operations include losses on pulp hedges of $4 million for the current year and $5 million for last year. These hedges expired at the end of 2006.

Three Months ended December 31, 2006 compared to Three Months ended September 30, 2006

The pulp operations generated EBITDA loss of $7 million in the fourth quarter of 2006 on sales of $12 million. This was an $8 million EBITDA decrease from the previous quarter when the pulp operations generated $1 million EBITDA on $16 million of sales. The $8 million decrease in 2006 EBITDA was due to an annual maintenance outage at the Thurso pulp mill.

Total shipments remained stable in the fourth quarter compared to the third quarter although internal shipments of pulp to Fraser Papers facilities increased 6,000 tonnes in the fourth quarter.

Three Months ended December 31, 2006 compared to Three Months ended December 31, 2005

The pulp operations generated EBITDA loss of $7 million in the fourth quarter of 2006 on sales of $12 million. This compares to the previous year's quarter EBITDA loss of $7 million on sales of $33 million. The fourth quarter of 2006 had improved pricing; however, this was more than offset by Thurso pulp mill's 2006 annual maintenance outage, which in 2005 began in the third quarter, and the strong Canadian dollar and higher energy costs. If we adjust out the impact of the Thurso shutdown and poor start up, the Thurso mill generated $2 million in EBITDA in the fourth quarter compared to an EBITDA loss of $2 million in the fourth quarter of 2005. Cash costs of production increased 22% over the same period in 2005 due to the timing of Thurso's annual outage. Excluding the impact of the outage, Thurso's cash costs increased 5% to $485 per tonne compared to $460 per tonne in 2005 due to higher energy costs and the stronger Canadian dollar. The Canadian dollar averaged US$0.88 in the fourth quarter of 2006 compared to US$0.85 in the fourth quarter of 2005.

Shipments declined by 31% in the fourth quarter of 2006 compared to the comparable period of 2005 due to the closure of the Berlin pulp mill.

Twelve Months ended December 31, 2006 compared to Twelve Months ended December 31, 2005

The pulp operations had an EBITDA loss of $13 million in 2006 on sales of $80 million. This was an improvement of $2 million EBITDA from the previous year which had an EBITDA loss of $15 million on $132 million of sales. The $2 million increase in EBITDA was due to improved pricing and improved cash costs from operations and improved sales mix as a result of the Berlin pulp mill closure offset by the strong Canadian dollar and higher energy costs. Excluding the results of Berlin during its operation and the losses on pulp swaps, the Thurso mill generated an EBITDA loss of $4 million in 2006, primarily due to unanticipated costs associated with the annual maintenance shutdown in the fourth quarter. Cash costs of production increased by 11% over 2005 due to the higher costs for the 2006 annual outage, higher energy costs and the strong Canadian dollar. The Canadian dollar averaged US$0.88 in 2006 compared to US$0.83 in 2005.

Shipments declined by 29% in 2006 compared to 2005 due to the closure of the Berlin pulp mill.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in Northern Maine.

	Three months ended			Twelve months ended	
	Dec 31 2006	Sept 30 2006	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Sales (US$millions)	**18**	28	27	**116**	137
Anti-dumping duties refund	**11**	—	—	**14**	—
EBITDA (US$millions)	**5**	(5)	(1)	**2**	6
EBITDA ($ per Mmfbm)	**74**	(52)	(12)	**5**	15
EBITDA Margin(2)	**28%**	(19%)	(4%)	**2%**	4%
Shipments (Mmfbm)	**67**	96	85	**377**	412
Average Revenue Realized ($ per Mmfbm)	**261**	283	318	**304**	333
Average Cash Operating Cost ($ per Mmfbm)(3)	**349**	332	330	**336**	318
Reference Price ($ per Mmfbm)(1)					
Boston SPF 2X4 #2&Btr	**324**	350	384	**363**	411

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to deteriorate for the lumber operations. In the fourth quarter of 2006, average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 16% compared to the fourth quarter of 2005 and down 7% compared to third quarter of 2006.

The Company addressed the depressed lumber prices in the fourth quarter by implementing market-related shutdowns for seven weeks at both of its Canadian sawmills and four weeks at one sawmill in Maine. Fraser Papers' sawmills are an important source of wood chips for the East Papers operation. As such, market downtime decisions are made after considering wood chip requirements as well as lumber demand and prices.

Three Months ended December 31, 2006 compared to Three Months ended September 30, 2006

The lumber operations generated $5 million EBITDA in the fourth quarter of 2006 on sales of $18 million. These results include the benefit of duty refunds of $11 million received in the quarter. Excluding the impact of the refunds, EBITDA was $1 million worse than the EBITDA loss of $5 million in the third quarter. Weak market conditions and market-related shutdowns led to the lower results.

Shipments declined by 30% in the fourth quarter compared to the third quarter due to market-related downtime.

Three Months ended December 31, 2006 compared to Three Months ended December 31, 2005

The lumber operations generated $5 million EBITDA in the fourth quarter of 2006 on sales of $18 million. These results include the benefit of duty refunds of $11 million received in the quarter. Excluding the impact of the refunds, EBITDA was $5 million worse than the EBITDA loss of $1 million in the fourth quarter of 2005. Weak market conditions, lower selling prices, market-related shutdowns, and the impact of a strong Canadian dollar contributed to the lower results. The Canadian dollar averaged US$0.88 in the fourth quarter of 2006 compared to US$0.85 in the fourth quarter of 2005.

Shipments declined by 21% in the fourth quarter compared to the fourth quarter of 2005 due to the market-related downtime.

Twelve Months ended December 31, 2006 compared to Twelve Months ended December 31, 2005

The lumber operations generated $2 million EBITDA for 2006 on sales of $116 million. These results include the benefit of duty refunds of $14 million during the year. Excluding the impact of the refunds, EBITDA was $18 million worse than the EBITDA of $6 million generated in 2005. This reduction was due to substantially lower selling prices for lumber, weak market conditions, market-related shutdowns and the strong Canadian dollar. Average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 12% in 2006 compared to 2005. The Canadian dollar averaged US$0.88 in 2006 compared to US$0.83 in 2005.

Shipments declined by 8% in 2006 compared to 2005 due to weak markets and the ensuing market-related downtime.

Since the inception of the antidumping duties, the Company paid $16 million of duties with respect to the export of lumber to the U.S. During the second and fourth quarters, the Company received refunds of $3 and $11 million, respectively, related to anti-dumping duties paid in previous years. These refunds were recognized as income in 2006. No additional refunds are expected.

Timber Segment
In 2005, the Timber segment included freehold lands in Maine and New Brunswick.

The Company sold its freehold NB Timberlands on January 31, 2006. Fraser Papers sold its Maine timberlands in the second quarter of 2005. Concurrent with the sale of those assets, Fraser Papers secured its long-term fibre requirements through 20 year fibre supply agreements to purchase, at market prices, substantially the same volumes of wood as its historical usage from those timberlands.

	Three months ended		Twelve months ended	
US$ MILLIONS	Dec 31 2006	Dec 31 2005	Dec 31 2006	Dec 31 2005
Net sales	$ —	$ 19	$ 4	$ 74
EBITDA(1)	—	2	2	12
Depreciation	—	—	—	1
Capital investments	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the December 31, 2006 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2005 except as described in Note 3 to the interim financial statements. The impairment and other charges related to the Smart Papers bankruptcy filing and the closure of the Berlin pulp mill are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2005.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries associated with the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, acquisition of Katahdin, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser's business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Markets for the Company's specialty packaging and printing papers are expected to remain firm with volumes comparable with the fourth quarter and prices continuing to trend higher in certain segments. The first and second quarters of the calendar year are typically strong for lightweight financial and specialty packaging papers. During the fourth quarter, Fraser announced price increases of $20-60 per ton relating to approximately 250,000 tons of annual paper sales that became effective on or before January 1, 2007. Certain segments of the paper markets including lightweight coated groundwood and commodity freesheet began to soften during the fourth quarter of 2006 reflecting seasonal weakness in demand. The Company took seven days of downtime on one paper machine at its Gorham paper mill during January, 2007.

List prices for northern bleached hardwood pulp remain at attractive levels worldwide with strong demand from non-integrated paper mills. Higher market prices, the elimination of lower margin export sales and strong demand from domestic customers for high quality hardwood pulp produced at the Company's Thurso pulp mill led to an improvement in mill nets of $82 per tonne in the fourth quarter over the same period one year ago. While additional global capacity, built to supply the Asian and European markets, is expected to come on stream during 2007, the Company expects that demand for Fraser's hardwood pulp in domestic markets will remain firm in the short term.

While housing markets and lumber prices continue to be weak, the most recent press release from the U.S. Federal Reserve provided optimism for firmer economic growth and some tentative signs of stabilization in the U.S. housing market.

Management believes that the acquisition of Katahdin, expected to close at the end of April, is an attractive investment for the Company, providing the opportunity for substantial growth in the complementary directory and super-calendered paper segments, with products having strong brand recognition and providing a broader offering to Fraser Papers' publication customers.

Fraser Papers is focused on improving results from its operations. Priority is being placed on lowering overall fibre costs and maximizing production on its paper machines. There are no scheduled maintenance outages during the first quarter of 2007. The sulphite pulp mill in Edmundston, New Brunswick will take an extended 21 day outage to perform major maintenance on its recovery boiler during the second quarter.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS		Three months ended Dec 31 2006	Three months ended Dec 31 2005	Twelve months ended Dec 31 2006	Twelve months ended Dec 31 2005
Earnings (loss)		$ (12)	$ (22)	$ (114)	$ (29)
Add:	Interest expense, net	1	3	6	9
Less:	Income tax expense (recovery)	1	(9)	(16)	(26)
Less:	Gain on sale of NB Timberlands	—	—	(71)	—
Less:	Gain on sale of Maine Timberlands	—	—	—	(46)
Add:	Losses from Smart Papers	—	—	111	—
Add:	Closure of Berlin pulp mill	—	—	50	—
Add:	Impairment Charges	—	—	—	41
Add:	Other	2	12	(5)	16
Add:	Depreciation	8	9	32	39
EBITDA		$ —	$ (7)	$ (7)	$ 4

NET DEBT

US$ MILLIONS	As at Dec 31 2006	As at Dec 31 2005
Debt	$ 68	$ 151
Cash and short term-notes	(13)	(75)
NET DEBT	$ 55	$ 76

CASH COST

US$ MILLIONS		Three months ended Dec 31 2006	Three months ended Dec 31 2005	Twelve months ended Dec 31 2006	Twelve months ended Dec 31 2005
Net Sales		$ 187	$ 219	$ 796	$ 918
Less:	EBITDA	—	7	7	(4)
Add:	Anti-dumping duties recovery	11	—	14	—
CASH COST		$ 198	$ 226	$ 817	$ 914

FRASER PAPERS INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Interim Consolidated Balance Sheets

As at December 31 *(US$ millions)*	**2006**	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 13	$ 75
Accounts receivable	106	109
Inventory	118	113
Future income taxes *(note 11)*	1	10
	238	307
Property, plant and equipment		
Paper	279	340
Timber *(note 2)*	—	19
Other assets	39	122
	$ 556	$ 788
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 86	$ 90
Current portion of long-debt *(note 9)*	—	1
	86	91
Long-term debt *(note 9)*	68	150
Other liabilities	51	55
Future income taxes *(note 11)*	19	46
Shareholders' equity *(note 12)*	332	446
	$ 556	$ 788

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2006**	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Net sales	**$ 187**	$ 219	**$ 796**	$ 918
Earnings (loss) before the following:				
Paper	**—**	(9)	**(9)**	(8)
Timber	**—**	2	**2**	12
	—	(7)	**(7)**	4
Gain on sale of NB Timberlands *(note 2)*	**—**	—	**71**	—
Losses from Smart Papers *(note 3)*	**(4)**	—	**(111)**	—
Closure of pulp mill *(note 4)*	**—**	—	**(50)**	—
Gain on sale of Maine Timberlands *(note 7)*	**—**	—	**—**	46
Impairment charges *(note 8)*	**—**	—	**—**	(41)
Restructuring charges *(note 6)*	**—**	(8)	**—**	(8)
Other *(notes 2, 5 and 9)*	**2**	(4)	**5**	(8)
Interest income	**1**	—	**4**	3
Interest expense	**(2)**	(3)	**(10)**	(12)
Loss before depreciation and income taxes	**(3)**	(22)	**(98)**	(16)
Depreciation	**(8)**	(9)	**(32)**	(39)
Income tax (expense) recovery *(note 11)*	**(1)**	9	**16**	26
Loss	**$ (12)**	$ (22)	**$ (114)**	$ (29)
Loss per share – basic and diluted	**$ (0.40)**	$ (0.75)	**$ (3.86)**	$ (0.98)
Deficit				
Balance, beginning of period	**$ (150)**	$ (26)	**$ (48)**	$ (19)
Loss	**(12)**	(22)	**(114)**	(29)
Balance, end of period	**$ (162)**	$ (48)	**$ (162)**	$ (48)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2006**	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Cash provided by (used for):				
Operating Activities				
Loss	**$ (12)**	$ (22)	**$ (114)**	$ (29)
Items not affecting cash:				
Depreciation	**8**	9	**32**	39
Future income taxes *(note 11)*	**1**	(5)	**(17)**	(27)
Losses from Smart Papers *(note 3)*	**4**	—	**111**	—
Gain on sale of NB Timberlands *(note 2)*	**—**	—	**(71)**	—
Closure of pulp mill *(note 4)*	**—**	—	**50**	—
Gain on sale of Maine Timberlands *(note 7)*	**—**	—	**—**	(46)
Impairment charges *(note 8)*	**—**	—	**—**	41
Employment benefits plan expense *(note 10)*	**5**	6	**21**	13
Other	**4**	5	**(4)**	18
Employment benefit plan funding	**(7)**	(9)	**(37)**	(34)
Payments related to Smart Papers *(note 3)*	**(2)**	—	**(16)**	—
	1	(16)	**(45)**	(25)
Net change in non-cash working capital balances	**(15)**	3	**(21)**	(20)
	(14)	(13)	**(66)**	(45)
Investing Activities				
Capital investments	**(3)**	(2)	**(12)**	(49)
Proceeds on sale of NB Timberlands *(note 2)*	**—**	—	**94**	—
Investment in lease *(note 3)*	**—**	—	**—**	(15)
Proceeds on sale of Maine Timberlands *(note 7)*	**—**	—	**—**	78
Proceeds on sale of assets *(note 5)*	**—**	7	**—**	7
	(3)	5	**82**	21
Financing Activities				
Repayment of long-term debt *(note 9)*	**—**	—	**(52)**	(75)
Purchase of long-term debt *(note 9)*	**—**	—	**(26)**	—
Issuance of long-term debt *(note 9)*	**—**	—	**—**	185
Debenture issue costs	**—**	—	**—**	(5)
Share repurchases *(note 12)*	**—**	—	**—**	(6)
	—	—	**(78)**	99
Increase (decrease) in cash and cash equivalents	**$ (17)**	$ (8)	**$ (62)**	$ 75

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers Inc. for the year ended December 31, 2005 except as described in note 3 with respect to the Company's basis of accounting for an equity investment. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2005. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Sale of NB Timberlands

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian was a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 30% interest in the equity of the Fund, or 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At December 31, 2006, the net book value of the investment is nil, as the Company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to December 31, 2006, net of distributions. The investment is estimated to have a fair market value of $29, based on quoted market prices at December 31, 2006.

The sale of the NB Timberlands resulted in a gain of $71. In accordance with GAAP, the gain on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the Timberlands owned by Acadian.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

Note 3. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), a previous equity investment of the Company, filed for creditor protection under Chapter 11 of the United States Bankruptcy Code, in the first

quarter of 2006. As a result, in the first quarter Fraser Papers recorded a charge of $107, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated accruals of $18 related to financial guarantees. In the fourth quarter, an additional $4 accrual was established due to revisions to the initial estimates.

In 2006, Fraser Papers made $16 of payments against these accruals, of which $2 were made in the fourth quarter.

In the third quarter, Fraser Papers completed the sale of equipment previously leased to Smart Papers. The total proceeds of $4, including contingent consideration of $1, are receivable in instalments over seven years. Fraser Papers will recognize the benefit of these proceeds when the receipt is certain. During the year, Fraser Papers received less than $1 of proceeds from the sale.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. When Smart Papers filed for protection under Chapter 11 of the Bankruptcy Code, Fraser Papers lost its significant influence over Smart Papers. As a consequence, the Company began accounting for its investment in Smart Papers on a cost basis effective the beginning of 2006.

In 2005, Fraser Papers recognized equity losses from Smart Papers of $8, which are reflected in the Interim Consolidated Statements of Operations and Statements of Cash Flows.

Note 4. Closure of Berlin Pulp Mill

On May 7, 2006, Fraser Papers permanently shut down its pulp mill in Berlin, New Hampshire. As a result of the shutdown, Fraser Papers recorded a charge of $50 consisting of an impairment in property, plant and equipment and other assets of $45 and various accruals related to severance and closure of $5. During the year and the fourth quarter, the Company applied payments and charges of $4 and $1, respectively, against the accruals.

During the fourth quarter of 2006, the Company closed the sale of substantially all remaining assets related to the Berlin pulp mill for net cash proceeds of $3. No gain or loss was recorded on the sale.

Note 5. Sale of Paperboard and Other Assets

In the fourth quarter of 2006, the Company sold non-core assets for total proceeds of $1.

On October 4, 2005, Fraser Papers sold its paperboard assets for proceeds of $5. In addition, the Company sold two other non-core assets for total proceeds of $2. There were no gains recorded on these asset sales.

Note 6. Restructuring Charges

As a result of the sale of its paperboard business in 2005, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 consisting of severance and early retirement costs of $5 and a non-cash charge for pension and non-pension post retirement benefits of $3.

During the year, the Company made payments of $2, net of government grants of $2, against the restructuring accruals.

During 2006, the Company reversed $2 of restructuring accruals as a result of renegotiation of severance arrangements relating to a 2004 provision and the completion of paperboard restructuring.

These amounts have been partially offset by additional restructuring charges with respect to the elimination of certain positions at its operations in 2006. A net amount of less than $1 has been reflected in the Consolidated Statements of Operations.

Note 7. **Sale of Maine Timberlands**

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers has the right to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Note 8. **Impairment Charge**

During 2005, the Company performed an impairment review and considered a number of factors which were determined to be indicators that the carrying amount of its pulp mill in Thurso, Quebec may not be fully recoverable. Based on this review, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of this mill.

In addition, the Company recognized an impairment charge of $1 related to its Paperboard operations in Edmundston, New Brunswick as the carrying value of the assets exceeded the expected proceeds from the sale of those assets, which was closed in 2005.

Note 9. **Long-Term Debt**

On March 15, 2005, the Company issued Notes which bear interest at 8.75% and are due in 2015. The indenture agreement governing the Notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets and reinvestment of proceeds, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

During 2006, the Company purchased $30 in principal amount of Notes in the market. The Notes were purchased for $26, resulting in a gain of $3, net of a write-down in debt issuance costs of $1. The net gain is reflected in the Consolidated Statements of Operations.

In the second quarter of 2006, the Company closed its tender offer to repay up to $66 in principal amount of the Notes. The Company repaid $52 of Notes to the public and cancelled $14 of Notes held by Fraser Papers. A write-down of deferred financing costs of $1, related to the repayments under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

As a result of the market repurchases and the tender offer, the Company holds $16 of Notes. These Notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

In the fourth quarter of 2006, the Company increased its committed revolving credit facility to $90. The facility matures in November 2008 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2006, $40 (2005 - $35) of this facility was utilized, all of which was in the form of letters of credit to certain creditors.

During the year, the Company made interest payments of $11 (2005 - $7). No interest payments were made in the fourth quarter (2005 - $nil).

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brookfield Asset Management Inc. ("Brookfield") under a revolving credit facility. The facility was then cancelled.

Note 10. Employee Benefit Costs

Employee benefit costs for defined benefit pensions and post retirement benefits totalled $5 (2005 - $6) for the quarter and $21 for the full year (2005 - $13).

Note 11. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2006**	Dec 31 2005	**Dec 31 2006**	Dec 31 2005
Current tax recovery (expense)	$ —	$ 4	$ (1)	$ (1)
Future income tax recovery (expense)	(1)	5	17	27
Income tax recovery (expense)	$ (1)	$ 9	$ 16	$ 26

The benefit of tax loss carry-forwards includes the benefit of $143 (2005 - $17) of net operating losses in the United States which expire between 2024 and 2026. A valuation allowance of $72 (2005 - $7) has been provided against the benefit of income tax assets as it is not more likely than not that they will be realized. Included in the valuation allowance is $58 of net operating losses and $21 of capital losses, offset by $7 of net tax liabilities. The Company has $6 (2005 - $21) of loss carry-forwards in Canada which expire in 2012.

Income or income-related taxes of $1 (2005 - $7) were paid during the year. Income tax recoverable of $2 (2005 - $6) is included in accounts receivable, as at December 31, 2006.

Note 12. Shareholders' Equity

	2006	2005
Common shares - 29,509,876 outstanding (2005 - 29,509,876)	$ 490	$ 490
Contributed surplus	4	4
Deficit	(162)	(48)
	$ 332	$ 446

During 2005, the Company repurchased a total of 602,100 shares at a weighted-average price of CAD$12.79 per share for total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a decrease of common stock of $10 and contributed surplus of $4.

Note 13. Commitments and Contingencies

Foreign Exchange Hedges

As at December 31, 2006, the Company has forward foreign exchange contracts of CAD$57 (2005 - CAD$70), which are designated as a hedge against certain Canadian dollar-denominated net monetary liabilities and $21 (2005 - nil), which are designated as hedges against future Canadian dollar cash

flows. The Consolidated Statements of Operations include a realized gain of $2 (2005 - $2) on matured forward foreign exchange contracts and an unrealized loss of less than $1 (2005 – less than $1) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized gains or losses on the net monetary liabilities being hedged.

Commodity Hedges

During 2006, Fraser Papers was party to a pulp swap to deliver 24,000 tonnes of market pulp in 2006 at an average price of $574 per tonne. This swap effectively fixed the selling price on a portion of Fraser Papers' production and was designated as a hedge of a portion of its pulp sales. During the fourth quarter and for the year ended December 31, 2006, Fraser Papers realized losses on these contracts of $1 and $4, respectively (2005 - $1 and $5). There were no outstanding swap agreements at December 31, 2006.

Fraser Papers has entered into lumber futures contracts which effectively fix the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $1 (2005 - less than $1) on lumber futures contracts. There were no outstanding contracts at December 31, 2006 (2005 - 13 million board feet).

Softwood Lumber Anti-Dumping Duties

Since the inception of the anti-dumping duties imposed by the United States Department of Commerce, the Company paid $16 on the export of lumber to the U.S. During the quarter and for the year, the Company received refunds and interest of $11 and $14, respectively, related to anti-dumping duties paid in previous years. These refunds were recognized as income. The Company does not expect any further refunds.

Guarantees

Norbord Inc. ("Norbord") provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the paper division of Norbord. At December 31, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $7 (2005 - $13).

Under the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities.

<u>Note 14.</u> Related Party Transactions

Brookfield, and all of its subsidiaries, including Katahdin Paper Company LLC ("Katahdin"), and Norbord, are related parties as a result of Brookfield owning a significant equity position in the Company and Norbord. Acadian is a related party by virtue of the Company's equity holdings in the Fund. Fraser Papers has outsourced the administration of its Crown licences in New Brunswick to the Fund.

Fraser Papers purchases certain of its electricity and wood fibre from Brookfield. During the quarter and the year, Fraser Papers purchased approximately $1 and $10, respectively (2005 - $4 and $18, respectively) of these goods from Brookfield. Included in accounts payable and accrued liabilities is $2 (2005 - $2) related to these purchases.

Brookfield has provided the Company with a facility with a notional amount of $150 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2006, the Company has entered into forward foreign exchange contracts of CAD$57 (2005 - CAD$70) under this facility.

During the quarter and the year, Fraser Papers earned a management fee of $2 and $8 (2005 - $1 and $7) from Katahdin and $2 is included in accounts receivable at December 31, 2006.

During the quarter and year-to-date, Fraser Papers sold $2 and $3, respectively (2005 - less than $1) of goods and services to Katahdin.

As described in Note 2, Fraser Papers entered into a 20 year Fibre Supply Agreement with Acadian. Total purchases of fibre from the Fund since January 31, 2006 amounted to $38, including $9 purchased in the fourth quarter. Fraser Papers provided certain administrative and support services to the Fund during the transitional period following the set-up of the Fund. As Fraser Papers was a sponsor of the Fund, no amounts were charged for these services.

Note 15. Subsequent Event

On January 30, the Company announced that it had entered into an agreement to acquire Katahdin for $80 million, subject to an adjustment for working capital, all payable in cash on closing. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business. The transaction is expected to close in the second quarter of 2007 and is subject to approval of a committee of directors who are independent of Brookfield, approval of the board of directors, approval of shareholders of Fraser Papers other than Brookfield and regulatory approval.

Note 16. Segmented Information

As a result of the sale of its NB timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Fraser Papers operates in Canada and the United States.

NEWS RELEASE

FraserPapers

Fraser Papers Announces FSC Certification at its New Hampshire Paper Mill

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (February 8, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that its paper mill located in Gorham, New Hampshire has received certification from the Forest Stewardship Council ("FSC"). Certification under the FSC is given by an independent auditor who verifies adherence to FSC standards. The FSC standards for forestry, pulp and paper production are a world standard for ensuring forest management is environmentally sound and sustainable.

"The FSC Certification is another milestone for Fraser Papers," said Matt Nightingale, Director of Marketing for Fraser Papers. *"This certification demonstrates our overall commitment for ensuring that environmental standards are met from forest to finished paper. Our New Hampshire operations are also ISO 14001 certified for environmental management, as well as our Madawaska, Maine paper operations and our Thurso, Quebec and Edmundston, New Brunswick pulp operations."*

Fraser Papers Inc. is also registered for the Sustainable Forestry Initiative (SFI) as it applies to wood procurement at the Edmundston, New Brunswick pulp operations. The Company's sawmills in Juniper and Plaster Rock, New Brunswick; and Ashland and Masardis, Maine were the first lumber mills in the world to be SFI certified in 2002.

The Gorham mill has four paper machines producing specialty printing and other freesheet papers, and one machine producing industrial towel products. The mill has a production capacity of 190,000 tons per year and produces grades that include recycled fibre.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Matthew Nightingale	Brian McAlary
Director of Marketing	Vice President, Sales
(207) 523-2353	(207) 523-2355
nightingalem@fraserpapers.com	mcalaryb@fraserpapers.com

PURCHASE AGREEMENT

Among

BRASCAN (US) CORPORATION

– and –

FRASER PAPERS LIMITED

– and –

FRASER PAPERS INC., as Guarantor hereunder

January 30, 2007

TABLE OF CONTENTS

PURCHASE AGREEMENT

THIS AGREEMENT is made as of January 30, 2007.

A M O N G:

BRASCAN (US) CORPORATION, a corporation incorporated under the laws of the State of Delaware

(**"Seller"**)

– and –

FRASER PAPERS LIMITED, a corporation incorporated under the laws of the State of Maine

(**"Purchaser"**)

– and –

FRASER PAPERS INC., a corporation incorporated under the laws of Canada

(**"Guarantor"**)

RECITALS:

A. The Seller is the registered and beneficial owner of all of the issued and outstanding Common Units (as defined below) of Katahdin Holdings LLC (the **"Company"**).

B. Katahdin Paper Company LLC (**"Katahdin"**), an indirect subsidiary of the Seller, currently owns the Mill (as defined below), which, prior to Closing, will be transferred to a newly formed, wholly-owned subsidiary of the Seller (**"Holdco"**).

C. The Seller wishes to sell the Common Units and, following the transfer of the Mill to Holdco, to cause Holdco to sell the Mill, to the Purchaser on the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Agreement**" means this agreement including any recitals and schedules to this agreement, as amended, supplemented or restated from time to time.

(b) "**Ancillary Agreements**" means, collectively, the Royalty Agreement and the agreements terminating the Ownership Agreement and the Lease as set out in Section 2.1(g).

(c) "**Applicable Securities Laws**" means, collectively, (i) the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, rules and instruments made under those securities laws together with all applicable published policy statements, blanket orders, rulings and prescribed forms of the applicable securities commission or securities regulatory authority in each of such jurisdictions and all discretionary orders or rulings, if any, of such commissions and authorities made in connection with the transactions contemplated by this Agreement, and (ii) the registration requirements of the U.S. Securities Act of 1933.

(d) "**Business Day**" means a day on which banks are open for business in Toronto, Ontario, Canada and Augusta, Maine but does not include a Saturday, Sunday and any other day which is a legal holiday in such city.

(e) "**Claim**" means any claim of any nature whatsoever, including any demand, liability, obligation, debt, cause of action, suit, proceeding, judgment, award, assessment, and reassessment.

(f) "**Closing**" means the completion of the Purchase.

(g) "**Closing Date**" means April 30, 2007, or such later date as the Parties may mutually agree.

(h) "**Closing Time**" means 12:00 p.m. (EST) on the Closing Date.

(i) "**Common Units**" means the voting and equity securities of the Company.

(j) "**Encumbrances**" means any charge, mortgage, hypothec, deed of trust, option, covenant, license, lien, adverse claim, deemed or statutory trust, pledge, claim, restriction, security interest or other encumbrance, whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights and whether or not they constitute specific or floating charges as those terms are understood under applicable law.

(k) "**GAAP**" means Canadian generally accepted accounting principles applied on a consistent basis and which are in accordance with recommendations from time to time of the Canadian Institute of Chartered Accountants (as published in the CICA Handbook) at the date on which such generally accepted accounting principles are applied.

(l) "**Governmental Authority**" means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and

any government agency, tribunal, commission or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(m) "**Indenture**" means the Indenture, dated as of March 17, 2005, among Guarantor, the Guarantors party thereto, The Bank of New York, as U.S. trustee, and BNY Trust Company of Canada, as Canadian trustee.

(n) "**Katahdin**" means Katahdin Paper Company LLC, a limited liability company formed under the laws of the State of Delaware.

(o) "**Lease**" means the Lease Agreement dated October 28, 2003 between Katahdin and Katahdin Services Company, LLC.

(p) "**Liabilities**" means all indebtedness, obligations and other liabilities of a Person whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

(q) "**Loss**" means any direct loss whatsoever, including expenses, costs, damages, penalties, fines, charges, claims, demands, liabilities, interest and any and all legal fees and disbursements.

(r) "**Material Adverse Change**" means, with respect to any Person, any change, effect, event or occurrence that is material and adverse to the business, affairs, results of operations or financial condition of such Person and its consolidated subsidiaries, taken as a whole, other than any change, effect, event or occurrence resulting from (i) changes in the U.S. or Canadian economies or securities or currency markets in general, (ii) changes generally affecting the paper industry in the U.S. or Canada, to the extent that they do not disproportionately affect such Person, (iii) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (iv) any change in applicable laws or regulations or in generally accepted accounting principles in Canada or the U.S., (v) any natural disaster, to the extent that it does not disproportionately affect such Person, or (vi) any decrease in the market price or any decline in the trading volume of any securities of such Person listed on the TSX.

(s) "**Mill**" means the papermill owned by Katahdin on the date hereof, located in Millinocket, Maine, including all of the fixed assets and personal property used in the operation of such papermill.

(t) "**Ownership Agreement**" means the Katahdin Paper Ownership Agreement dated October 28, 2003 among Brascan Financial (US) Corp., Katahdin and the Purchaser.

(u) "**Parties**" mean the Seller, the Purchaser and Guarantor; and "**Party**" means any one of them.

(v) "**Person**" means any natural person, sole proprietorship, partnership, corporation, trust, joint venture or any Governmental Authority.

(w) "**Purchase**" means the transaction of purchase and sale of the Common Units and the Mill contemplated by this Agreement.

(x) "**Purchase Price**" has the meaning given to it in Section 3.1.

(y) "**Related Party Rules**" means, collectively, Ontario Securities Commission Rule 61-501 *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions* and Regulation Q-27 *Respecting Protection of Minority and Related Party Transactions* of the Autorité des marchés financiers.

(z) "**Royalty Rights**" has the meaning set out in Section 2.1(f).

(aa) "**Royalty Agreement**" means the agreement to be entered into on Closing among the Seller, Holdco, the Purchaser and Katahdin, containing the terms set out in Schedule A hereto.

(bb) "**Tax Returns**" means any return (including an information return), declaration, report, statement, claim for a refund, rebate or credit, amended return, declaration of estimated Taxes or other document (including any attached schedule and any attached related or supporting information) relating to Taxes, which are required to be filed under any applicable Tax legislation or are in fact filed with any Governmental Authority.

(cc) "**Taxes**" includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges.

(dd) "**TSX**" means the Toronto Stock Exchange.

(ee) "**Working Capital**" means the amount by which the current assets of Katahdin exceed the current liabilities of Katahdin, determined in accordance with GAAP, and shall exclude non-operating items.

1.2 Headings and References

The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular section, subsection or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is

inconsistent therewith, references herein to "Sections" are to sections, subsections and further subdivisions of sections of this Agreement.

1.3 Extended Meanings

Unless otherwise specified, in this Agreement, words importing the singular include the plural and vice versa and words importing gender include all genders; the word "or" is not exclusive; and the terms "including" and "includes" mean "including without limitation" and "includes without limitation", respectively.

1.4 Currency

Unless otherwise specifically stated, all references to currency amounts in this Agreement are to United States dollars.

1.5 Time

Time is of the essence in and of this Agreement and every part hereof in the performance of the Parties' respective obligations. Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6 Business Days

Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

At the Closing:

(a) The Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Common Units upon and subject to the terms and conditions of this Agreement, free and clear of all Encumbrances.

(b) Following the transfer as contemplated by Section 3.6 hereof, the Seller shall cause Holdco to sell to the Purchaser (or, if designated by the Purchaser, to Katahdin) the Mill and the Purchaser shall assume all of the obligations and liabilities of Holdco (if any) in respect of the Mill, upon and subject to the terms and conditions of this Agreement.

(c) The Purchaser or its designee shall deliver to the Seller and Holdco the Purchase Price as provided for in Section 3.2.

(d) The Seller shall deliver to the Purchaser certificates representing the Common Units duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holder of record, and shall take such steps as shall be necessary to enter the Purchaser or its nominee(s) upon the books of the Company as the holder of the Common Units effective as of the Closing Date.

(e) The Seller shall cause Holdco to deliver to the Purchaser an executed conveyance and such other documents as may be reasonably necessary in order to transfer to the Purchaser (or, if designated by the Purchaser, to Katahdin) all of Holdco's right, title and interest to and in the Mill.

(f) The Seller, Holdco, the Purchaser and Katahdin will enter into the Royalty Agreement providing for the royalty right, the rights of first offer, and the other terms set out in Schedule A hereto (collectively, the "**Royalty Rights**"), in form and substance acceptable to the Seller and the Purchaser, each acting reasonably.

(g) The Parties shall deliver such other documents as may be reasonably necessary and consistent with the terms of this Agreement in order to complete the transactions contemplated herein, including agreements terminating the Ownership Agreement and the Lease.

2.2 Place of Closing

The Closing shall take place at the Closing Time at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, or at such other place as may be agreed upon by the Parties in writing.

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price

The aggregate purchase price (the "**Purchase Price**") payable by the Purchaser to the Seller for the Common Units, and to Holdco for the Mill, shall be satisfied in accordance with Section 3.2 hereof.

3.2 Satisfaction of the Purchase Price

Subject to the terms of this Agreement, the Purchase Price shall be satisfied on Closing as follows:

(a) in consideration for the Common Units:

(i) by the payment on Closing, from the Purchaser to the Seller, of $30 million (the "**Estimated Closing Working Capital**") by wire transfer of

available funds to an account designated by the Seller, which designation shall be made in writing and shall be delivered to the Purchaser at least two (2) Business Days prior to the Closing Date, which amount shall be subject to a post-Closing adjustment in accordance with Section 3.4; and

(ii) by the payment on Closing, from the Purchaser to the Seller, of $50 million by wire transfer of available funds to an account designated by the Seller, which designation shall be made in writing and shall be delivered to the Purchaser at least two (2) Business Days prior to the Closing Date;

(b) in consideration for the Mill, by a grant from the Purchaser to Holdco (or its designee, which designation shall be made in writing and shall be delivered to the Purchaser at least two (2) Business Days prior to the Closing Date) of the Royalty Rights and the assumption by the Purchaser (or, if designated by the Purchaser, Katahdin), of all of the obligations and liabilities of Holdco (if any) in respect of the Mill.

3.3 Transfer Taxes

The Purchaser shall be responsible for the payment of, and shall pay when due, any stamp duty Tax and any other transfer Taxes (other than income Tax payable by the Seller) that is payable in connection with the Purchase.

3.4 Working Capital Adjustment

(a) Within 60 Business Days following the Closing Date (or such other date as is mutually agreed to by the Seller and the Purchaser in writing), the Purchaser shall cause Katahdin to prepare and deliver to the Seller a draft unaudited consolidated balance sheet of Katahdin (the "**Draft Closing Statement**") and a calculation of Working Capital as of the close of business on the Closing Date (provided that, if the Mill is acquired by the Purchaser, such balance sheet and calculation of Working Capital, for purposes of this Section 3.4, shall include and be consolidated with the assets and liabilities of the Mill). The Draft Closing Statement shall be prepared in accordance with GAAP applied on a basis, and in form, consistent with the historical financial statements of Katahdin.

(b) The Seller shall have a period of 30 Business Days to review the Draft Closing Statement following receipt of it. The Seller must notify the Purchaser in writing if the Seller has any objections to the Draft Closing Statement within such 30 Business Day period. The Purchaser shall provide access, upon every reasonable request, to the Seller and its advisors, to all work papers of the Purchaser, Katahdin and their advisors, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Statement.

(c) If the Seller sends a notice of objection of the Draft Closing Statement, the Purchaser and the Seller shall work expeditiously and in good faith in an attempt to resolve such objections within 15 Business Days following the date of notification by the Seller to the Purchaser of such objections. Failing resolution

of any objection to the Draft Closing Statement raised by the Seller, the dispute shall be submitted for determination to KPMG LLP, who shall be deemed to be acting as experts and not as arbitrators.

(d) If the Seller does not notify the Purchaser of any objection within the 30 Business Day period, the Seller shall be deemed to have accepted and approved the Draft Closing Statement and such Draft Closing Statement shall be final, conclusive and binding upon the Purchaser and the Seller, and shall not be subject to appeal, absent manifest error. The Draft Closing Statement shall become the "Closing Statement" on the next Business Day following the end of such 30 Business Day period.

(e) If the Seller sends a notice of objection, the Purchaser and the Seller shall revise the Draft Closing Statement to reflect the final resolution or final determination of such objections under Section 2.6(d) within 15 Business Days following such final resolution or determination. Such revised Draft Closing Statement shall be final, conclusive and binding upon the Purchaser and the Seller, and shall not be subject to appeal, absent manifest error and shall be the "Closing Statement".

(f) The Seller, on the one hand, and the Purchaser and Katahdin, on the other hand, shall each bear their own fees and expenses, including the fees and expenses of their respective auditors and other advisors, in preparing or reviewing, as the case may be, the Draft Closing Statement. In the case of a dispute and the retention of a firm of chartered accountants to determine such dispute, the costs and expenses of such firm of chartered accountants shall be borne equally by the Seller and the Purchaser, provided, however, that the Seller and the Purchaser shall each bear their own costs in presenting their respective cases to such firm of chartered accountants.

(g). The Parties agree that the procedure set forth in this Section 3.4 for resolving disputes with respect to the Draft Closing Statement is the sole and exclusive method of resolving such disputes.

(h) The Purchase Price shall be increased or decreased, as the case may be, dollar for dollar, as follows:

(i) If the Working Capital as determined from the Closing Statement is more than the Estimated Closing Working Capital, the amount of such difference shall increase the Purchase Price and shall be paid by the Purchaser to the Seller.

(ii) If the Working Capital as determined from the Closing Statement is less than the Estimated Closing Working Capital, the amount of such difference shall decrease the Purchase Price and shall be paid by the Seller to the Purchaser.

(i) Following the date on which the Draft Closing Statement becomes the Closing Statement, the amount owing to the Seller by the Purchaser or to the Purchaser by

the Seller, as the case may be, based upon the Purchase Price adjustment set out above in this Section 3.4, shall be paid by wire transfer of available funds to an account as designated in writing by the Purchaser or the Seller (as applicable), within 2 Business Days of receipt of such designation.

3.5 Assets on Closing

The Seller shall take all such actions as are necessary to ensure that, on Closing, the Company's assets shall consist only of its interests in Katahdin.

3.6 Transfer of the Mill

Prior to the Closing, the Seller shall cause Katahdin to transfer to Holdco the Mill (other than the Working Capital relating to the Mill) and, to the extent deemed necessary or appropriate in the Seller's sole discretion, Holdco shall assume any existing liabilities or obligations in respect of the Mill.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants, acknowledging that the Purchaser is relying on the accuracy of each representation and warranty in entering into this Agreement and causing the Purchaser to complete the Purchase and to enter into the Ancillary Agreements, as follows:

4.1 Formation and Status

The Seller is a corporation formed and existing under the laws of the State of Delaware and the Company is a limited liability company formed and existing under the laws of the State of Delaware.

4.2 Authorization

The Seller has good and sufficient power, authority and right to enter into and deliver this Agreement and the Ancillary Agreements, to transfer the legal and beneficial title and ownership of the Common Units to the Purchaser free of any Encumbrances, and to perform its other obligations under this Agreement and the Ancillary Agreements.

4.3 Enforceability

This Agreement has been and, upon Closing, each of the Ancillary Agreements will have been, duly and validly executed and delivered by the Seller, and this Agreement constitutes, and, upon Closing, each of the Ancillary Agreements will constitute, a valid and legally binding obligation enforceable against the Seller, in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors' rights generally and to general principles of equity.

4.4 Title to Common Units

The Seller is the beneficial and registered owner of the Common Units free of any Encumbrances. The Common Units are the only outstanding limited liability company interests of the Company. There is no contract, option, or any other right of another binding upon or which at any time in the future may become binding upon:

(a) the Seller to sell, transfer, assign, pledge, charge, mortgage or in any way dispose of or encumber any of the Common Units other than pursuant to the provisions of this Agreement; or

(b) the Company to allot or issue any of the unissued securities of the Company or to create any additional class of securities.

The Company owns all of the common units of Katahdin free of any Encumbrances.

4.5 Authorized and Issued Capital

The authorized capital of the Company consists of Common Units. All of the issued and outstanding Common Units are registered in the name of the Seller and are fully paid and non-assessable.

4.6 No Violations

Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Seller or the Company will result in the violation of:

(a) any of the terms and provision of the constating documents (including the respective limited liability agreements and by-laws) of the Seller and the Company;

(b) the terms and provisions of any agreement or other instrument to which the Seller or, to the Seller's knowledge, the Company is a party or by which the Seller or, to the Seller's knowledge, the Company is bound; or

(c) any law, rule or regulation applicable to the Seller or, to the Seller's knowledge, the Company.

4.7 Title to Assets comprising the Mill

On Closing, Holdco will beneficially own all of the assets comprising the Mill, free and clear of all Encumbrances other than (i) Encumbrances existing on the date hereof, (ii) Encumbrances in respect of liabilities incurred by or on behalf of Katahdin in accordance with the terms of the Lease, and (iii) Encumbrances in respect of liabilities incurred by Katahdin in the ordinary course of business.

4.8 Liabilities or Obligations

On Closing, the Company shall have no liabilities or obligations (on an unconsolidated basis) other than (i) obligations arising pursuant to this Agreement, and (ii) liabilities or obligations in respect of which the Seller has an entitlement to indemnification by the Purchaser pursuant to Section 6.3(c).

Other than to the knowledge of the Purchaser or any of its affiliates, neither the Seller nor any of its affiliates have caused Katahdin to incur any material liabilities or acquire or dispose of any material assets or caused any Encumbrance to attach to any asset of Katahdin.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser represents and warrants, acknowledging that the Seller is relying on the accuracy of each representation and warranty in entering into this Agreement and the Ancillary Agreements, as follows:

5.1 Corporate Status

The Purchaser has been duly incorporated and organized, and is a subsisting corporation under the laws of the State of Maine.

5.2 Authorization

The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and the Ancillary Agreements and to perform its obligations under this Agreement and the Ancillary Agreements.

5.3 Enforceability

This Agreement has been and, upon Closing, each of the Ancillary Agreements will have been, duly and validly executed and delivered by the Purchaser and this Agreement constitutes, and, upon Closing, each of the Ancillary Agreements will constitute, a valid and legally binding obligation enforceable against the Purchaser in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors' rights generally and to general principles of equity.

5.4 No Violations

Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

(a) any of the terms and provision of the constating documents (including the articles and by-laws) of the Purchaser;

(b) the terms and provisions of any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(c) any law, rule or regulation applicable to the Purchaser.

5.5 Funding

The Purchaser has, or has unconditional commitments for, sufficient cash, in order to enable the Purchaser to perform its obligations under this Agreement.

ARTICLE 6
SURVIVAL AND INDEMNITY

6.1 Survival

The representations and warranties contained in this Agreement or in any document delivered hereunder shall survive the closing of the transaction contemplated by this Agreement indefinitely.

6.2 Indemnification in Favour of the Purchaser

Subject to Section 6.4 and 6.5, the Seller agrees to indemnify the Purchaser from any Claim or Loss suffered by, imposed upon or asserted against either of them as a result of, in respect of, connected with or arising out of, under or pursuant to:

(a) any failure of the Seller to perform or fulfill any covenant of the Seller under this Agreement; or

(b) any breach, default or inaccuracy of any representation or warranty given by the Seller contained in this Agreement.

6.3 Indemnification in Favour of the Seller

Subject to Section 6.4 and 6.5, the Purchaser shall indemnify the Seller from any Claim or Loss suffered by, imposed upon or asserted against the Seller as a result of, in respect of, connected with or arising out of, under or pursuant to:

(a) any failure by the Purchaser to perform and fulfill any covenant of the Purchaser under this Agreement;

(b) any breach or inaccuracy of any representation or warranty given by the Purchaser contained in this Agreement; or

(c) any matter for which Katahdin would be entitled to indemnification, under the terms of the Lease (as if, for greater clarity, the Lease continued to apply at the relevant time(s)), by the Tenant (as defined therein).

6.4 Notice and Participation

Any Party claiming indemnification under this Article 6 (the "**Indemnified Party**") shall give the Party against whom such claim is made (the "**Indemnifying Party**") prompt notice of any Claim or Loss for which the Indemnifying Party may be liable under this Article 6 and the

Indemnifying Party shall be entitled, at its expense, to participate in any negotiations, to receive copies of all documentation related to such Claim or Loss and to assume the defence of any action or proceeding in respect of which indemnification is sought provided, however, that the failure to give prompt written notice shall not affect the liability of the Indemnifying Party hereunder. Neither the Indemnified Party nor the Indemnifying Party shall settle or compromise any such claim without the prior written consent of the other Party. If the Indemnifying Party elects not to participate in or assume the defence of any action or proceeding in respect of which indemnification is sought, the Indemnified Party shall keep the Indemnifying Party reasonably informed as to the status of such action or proceeding from time to time.

6.5 Limitations

No Party shall be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits or lost business opportunities. All indemnification payments payable hereunder shall be reduced or refunded, as applicable, by the amount of insurance proceeds actually received by the Indemnified Party in respect of the indemnifiable Claim or Loss in question. Each Indemnified Party agrees to promptly make a claim against any applicable insurance policy with respect to any indemnifiable Claim or Loss.

6.6 No Set-Off

No Party shall be entitled to set-off the amount of any Claim or Loss for which it is entitled to be indemnified under this Article 6 against any amount otherwise payable to it by the other Party.

ARTICLE 7
TERMINATION AND ABANDONMENT

7.1 Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a) by mutual consent of the Seller, on the one hand, and of the Purchaser, on the other hand;

(b) by any Party if the Closing shall not have occurred by April 30, 2007, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall be the cause of the failure of the Closing to occur on or before such date;

(c) by the Purchaser if (other than as a result of a breach by the Purchaser of any of its covenants in this Agreement, including Sections 7.2 and 8.2):

(i) there has been a material breach of any covenant or a breach of any representation or warranty of the Seller, provided that any such breach of a covenant or representation or warranty has not been cured within ten (10) Business Days following receipt by the Seller of written notice of such breach;

(ii) the directors of Guarantor who are independent (as determined in accordance with the Indenture) of Brookfield Asset Management Inc., and the board of directors of Guarantor, do not approve this Agreement and the transactions contemplated hereby, by the Closing Time;

(iii) any approvals of Guarantor's shareholders, which are required in respect of the transactions contemplated hereby pursuant to the requirements of the Related Party Rules, are not obtained by the Closing Time;

(iv) the board of directors of Guarantor shall have failed to obtain an opinion as to the fairness to the Purchaser of this Agreement and the transactions contemplated hereby, from a financial point of view, in accordance with the requirements of the Indenture, by the Closing Time;

(v) as at the Closing Time, any action or proceeding shall be pending or threatened which could reasonably be expected to impair or prohibit the completion of the Purchase;

(vi) the directors and officers of the Company specified by the Purchaser have not resigned by the Closing Time;

(vii) all necessary approvals of competition regulatory authorities in the United States, which are required in respect of the transactions contemplated hereby are not obtained by the Closing Time;

(viii) there occurs any Material Adverse Change in respect of the Company or Katahdin following the date of this Agreement;

(ix) the Purchaser is not furnished with such certificates, affidavits or statutory declarations of the Company and of the Seller or of officers of the Company or the Seller as the Purchaser's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been fulfilled, performed or complied with by the Company or by the Seller, as the case may be, at or prior to the Closing Time;

(x) any necessary steps or proceedings to permit the Common Units to be duly and regularly transferred to and registered in the name of the Purchaser, and to permit the conveyance to the Purchaser (or, if designated by the Purchaser, to Katahdin) all of Holdco's right, title and interest to and in the Mill, have not been taken by the Closing Time; and

(xi) the Seller or the Company fail to validly execute and deliver to the Purchaser, at or prior to the Closing Time, each of the Ancillary Agreements to which the Seller and the Company, as applicable, is a party;

(d) by the Seller if (other than as a result of a breach by the Seller of any of its covenants in this Agreement, including Sections 7.2 and 8.2):

(i) there has been a material breach of any covenant or a breach of any representation or warranty of the Purchaser, provided that any such breach of a covenant or representation or warranty has not been cured within ten (10) Business Days following receipt by the Purchaser of written notice of such breach;

(ii) as at the Closing Time, any action or proceeding shall be pending or threatened which could reasonably be expected to impair or prohibit the completion of the Purchase;

(iii) all necessary approvals of competition regulatory authorities in the United States, which are required in respect of the transactions contemplated hereby are not obtained by the Closing Time;

(iv) there occurs any Material Adverse Change in respect of the Guarantor following the date of this Agreement;

(v) the Seller is not furnished with such certificates, affidavits or statutory declarations of the Purchaser or of officers of the Purchaser as the Seller's counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement have been fulfilled, performed or complied with by the Purchaser at or prior to the Closing Time; and

(vi) the Purchaser fails to validly execute and deliver to the Seller, at or prior to the Closing Time, each of the Ancillary Agreements to which the Purchaser is a party; or

(e) by any Party, if there shall be any applicable law of any Governmental Authority that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if any order of any Governmental Authority prohibiting such transactions is entered and such order shall become final and non-appealable.

7.2 Commercially Reasonable Efforts

Each of the Seller and the Purchaser shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and to consummate and make effective the transactions contemplated by this Agreement, including, in the case of the Purchaser, its commercially reasonable efforts to obtain, prior to the Closing, the actions, instruments, documents, consents and approvals referred to in Sections 7.1(c)(ii), (iii), (iv), and (vii), and, in the case of the Seller, the actions, instruments, documents, consents and approvals referred to in Section 7.1(d)(iii); provided that, for greater clarity, the Parties acknowledge that the approval contemplated by Section 7.1(c)(ii) shall be in the sole discretion of the directors of the Guarantor in accordance with their fiduciary duties and applicable law.

7.3 Effect of Termination

If this Agreement is terminated pursuant to Section 8.1 by the Purchaser, on the one hand, or the Seller, on the other hand, written notice thereof shall be given to the other Parties specifying the provision of Section 8.1 pursuant to which such termination is made, and this Agreement shall be terminated and there shall be no liability hereunder on the part of any of the Parties, except that the provisions of Sections 4.2, 4.3, 5.2, 5.3, 7.1, 7.3, 8.5, 8.6, and 8.8 shall survive any termination of this Agreement. Nothing in this Section 7.3 shall relieve any Party of liability for any wilful breach of this Agreement.

ARTICLE 8
MISCELLANEOUS

8.1 Guarantee

Guarantor, as the direct or indirect sole shareholder of the Purchaser, hereby, as primary obligor, absolutely, unconditionally and irrevocably guarantees the prompt payment and performance of all of the obligations of the Purchaser (including obligations of indemnification) under and pursuant to this Agreement and the Ancillary Agreements, and this guarantee by Guarantor shall be an obligation for full and prompt payment, rather than a secondary guarantee of collectability. No change, amendment or modification of this Agreement or any Ancillary Agreement, or waiver of any of the terms, or assignment hereof or thereof, shall diminish, release or discharge the liability of the undersigned under this Agreement or any such Ancillary Agreement, unless expressly provided for in such amendment, waiver or assignment. The liability of the undersigned under this Section 8.1 is continuing and shall only be discharged by the full performance by the Purchaser of all of its obligations under this Agreement and each of the Ancillary Agreements. Additionally, the Guarantor represents and warrants, acknowledging that the Seller is relying on the accuracy of each representation and warranty in entering into this Agreement, as follows: (a) Guarantor has been duly incorporated and organized, and is a subsisting corporation under the laws of Canada; (b) Guarantor has good and sufficient power, authority and right to enter into and deliver this Agreement and to perform its obligations under this Agreement; (c) this Agreement has been duly and validly executed and delivered by Guarantor and is a valid and legally binding obligation enforceable against Guarantor in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency and other laws affecting creditors' rights generally and to general principles of equity; and (d) neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by Guarantor will result in the violation of: (i) any of the terms and provision of the constating documents (including the articles and by-laws) of Guarantor; (ii) the terms and provisions of any agreement or other instrument to which Guarantor is a party or by which Guarantor is bound; or (iii) any law, rule or regulation applicable to Guarantor.

8.2 Further Assurances

Each Party shall from time to time promptly execute and deliver all further documents and take all further action necessary or appropriate to give effect to the provisions of this Agreement and to complete the Purchase as contemplated herein. Without limiting the generality of the foregoing, each of the Parties shall use its best efforts to ensure that the representations and warranties set out in this Agreement are true and correct at the Closing Time as if such

representations and warranties were made at and as of the Closing Time, except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement.

8.3 Access to Books and Records

For a period of six years from the Closing Date or for such longer period as may be required by applicable law, the Purchaser covenants and agrees to retain all original accounting books and records relating to the Company and Katahdin for the period prior to the Closing Date. So long as any such books and records are retained by the Purchaser pursuant to this Agreement, or its representative, the Seller (or its representative) shall have the reasonable right to inspect and to make copies (at its own expense) of the same at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser. The Purchaser shall have the right to have its representatives present during any such inspections.

8.4 Post-Closing Tax Returns

The Purchaser shall cause to be prepared and filed Tax Returns of the Company and Katahdin for all periods until the Closing Date using accounting methods and other practices that are consistent with those used by the Company and Katahdin in prior Tax Returns (provided the Purchaser, acting reasonably and on the advice of counsel, is satisfied that such methods and practices are reasonable and in accordance with applicable law), and the Purchaser shall permit a representative of the Seller to reasonably assist the Company and Katahdin in preparing such Tax Returns.

8.5 Public Disclosure

All public disclosure to third parties and all other publicity concerning the matters contemplated by this Agreement shall be jointly planned and coordinated by the Parties and no Party shall act unilaterally in this regard without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed), except where the Party making such disclosure is required to do so by applicable law or any Governmental Authority, or any stock exchange, in circumstances where prior consultation with the other Parties is not practicable.

8.6 Expenses

Each of the Parties shall be responsible for their own fees and expenses incurred in connection with the transactions contemplated in this Agreement.

8.7 Notice

Unless otherwise specified, each notice to a Party must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by fax to the Party as follows:

If to the Seller:

Address:	BCE Place, 181 Bay Street Suite 300 Toronto, Ontario M5J 2T3
Attention:	Samuel J.B. Pollock
Fax No.:	(416) 956-9642

with a copy to:

Goodmans LLP
250 Yonge Street
Suite 2400
Toronto, ON
M5B 2M6

Attention:	Lawrence Chernin and Justin Beber
Facsimile No.:	(416) 979-1234

If to Purchaser:

Address:	2273 Congress Street Portland, Maine 04102
Attention:	Bill Manzer
Fax No:	(207) 523-2392

If to Guarantor:

Address:	BCE Place, 181 Bay Street Suite 200 Toronto, Ontario M5J 2T3
Attention:	Glen McMillan
Fax No:	(416) 359-8606

with a copy to (in the case of both the Purchaser or the Guarantor):

McCarthy Tétrault LLP
Suite 4700, TD Bank Tower
Toronto Dominion Centre

Toronto, On
M5K 1E6

Attention: Frank DeLuca
Facsimile No.: (416) 868-0673

or to any other address, fax number or Person that the Party designates. Any notice, if delivered personally or by an internationally recognized courier, will be deemed to have been given when actually received, if transmitted by fax before 4:00 p.m. (recipient's time) on a Business Day of the recipient, will be deemed to have been given on that Business Day, and if transmitted by fax after 4:00 p.m. (recipient's time) on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.

8.8 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware, and each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of Delaware.

8.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior negotiations and understandings. No provision may be amended or waived except in writing signed by all of the Parties.

8.10 Assignment and Enurement

No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties. This Agreement enures to the benefit of and binds the Parties and their respective heirs, executors, administrators, personal and legal representatives, successors and permitted assigns.

8.11 Counterparts and Facsimile

This Agreement and any amendment, supplement, restatement or termination of any provision of this Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. A Party's transmission by facsimile of a copy of this Agreement duly executed by that Party shall constitute effective delivery by that Party of an executed copy of this Agreement to the Parties receiving the transmission. A Party that has delivered this Agreement by facsimile shall forthwith deliver an originally executed copy to the other Parties.

[Remainder of page intentionally blank]

In witness whereof, the Parties have executed this Agreement as of the date first written above.

BRASCAN (US) CORPORATION

Per: signed *"Aleks Novakovic"*
Authorized Signatory

Per: signed *"Kevin Cash"*
Authorized Signatory

FRASER PAPERS LIMITED

Per: signed *"J. Peter Gordon"*
Authorized Signatory

Per: signed *"Glen McMillan"*
Authorized Signatory

FRASER PAPERS INC., as Guarantor

Per: signed *"J. Peter Gordon"*
Authorized Signatory

Per: signed *"Glen McMillan"*
Authorized Signatory

SCHEDULE "A"

Terms of Royalty Agreement

On Closing, the Seller, Holdco, the Purchaser, and Katahdin shall enter into a Royalty Agreement on the following terms:

1. Royalty Right

Brookfield Asset Management Inc. (or its designee) ("**Brookfield**") shall be granted the following entitlements and rights, subject to the terms and conditions set out below.

(a) Subject to the provisions of paragraph 1(b) below, Brookfield shall be entitled to receive an amount equal to the Applicable Percentage of Distributable Cash Flow, in respect of each calendar year, such amounts to be paid at the end of each calendar year or such later date as may be mutually agreed by Brookfield and the Purchaser at any time and from time to time. For purposes of the foregoing:

(i) "**Applicable Percentage**" means (A) 80%, until such time as the cumulative payments of Distributable Cash Flow to Brookfield equal $100 million, (B) thereafter, 60%, until such time as the cumulative payments of Distributable Cash Flow to Brookfield equal $150 million, (C) thereafter, 40%, until such time as the cumulative payments of Distributable Cash Flow to Brookfield equal $200 million, and (D) thereafter, 20%;

(ii) "**Capital Expenditures**" means capital expenditures, determined in accordance with GAAP, relating to the assets of the Mill;

(iii) "**Distributable Cash Flow**" means the EBITDA of the Mill, less Capital Expenditures;

(iv) "**EBITDA**" means earnings before interest, taxes, depreciation and amortization, generated by and applicable to the Mill, derived from financial statements prepared by or on behalf of the Purchaser in accordance with GAAP, prior to any corporate allocations;

(v) "**Mill**" means the papermill owned by Katahdin on the date hereof, located in Millinocket, Maine, including all of the fixed assets and personal property used in the operation of such papermill; and

(vi) "**Mill Working Capital**" means that portion of working capital (calculated as the amount by which current assets exceed current liabilities, determined in accordance with GAAP, and excluding non-operating items) of the Purchaser (or Katahdin, if the Mill is acquired by Katahdin pursuant to Section 2.1(b) of the Agreement of which this Schedule "A" forms a part), which is specifically allocable to the Mill.

(b) If, in respect of any calendar year, the calculation of Distributable Cash Flow results in a negative amount, the absolute value of such amount shall be added to a notional account

(the "**Shortfall Account**"). At any time at which Distributable Cash Flow is to be paid in accordance with paragraph 1(a) above and there exists a positive balance in the Shortfall Account, Distributable Cash Flow shall first be paid, in a maximum amount equal to the amount of the Shortfall Account, to the Purchaser (or as the Purchaser may otherwise direct), and the amount of each such payment shall be deducted from the balance of the Shortfall Account.

(c) Subject to Brookfield's rights under paragraph 3 below, in the event of a sale, transfer or other disposition of the Mill to any Person, the gross proceeds of such sale (which, for greater clarity, shall be calculated (i) to include any assumption of debt, (ii) before taxes, and (iii) net of reasonable third party selling expenses (such gross proceeds being referred to herein as the "**Sale Proceeds**")) shall be distributed, as and when received, in accordance with the following priorities:

- first, to the Purchaser, the amount of the Sale Proceeds up to a maximum amount equal to the Mill Working Capital, calculated at the date of the closing of such sale (such amount to be agreed between the Purchaser and Brookfield in the same manner as prescribed by Section 3.4 of the Agreement of which this Schedule "A" forms a part);
- second, to the Purchaser, the then remaining Sale Proceeds (if any) up to a maximum amount equal to the balance of the Shortfall Account, calculated at the date of the closing of such sale;
- third, to Brookfield, the then remaining Sale Proceeds (if any) up to a maximum amount of $20 million;
- fourth to Brookfield, on the one hand, and to the Purchaser, on the other hand, 80% and 20%, respectively, of the First Residual Payment (if any);
- fifth, to Brookfield, on the one hand, and to the Purchaser, on the other hand, 60% and 40%, respectively, of the Second Residual Payment (if any);
- sixth, to Brookfield, on the one hand, and to the Purchaser, on the other hand, 40% and 60%, respectively, of the Third Residual Payment (if any); and
- seventh, to Brookfield, on the one hand, and to the Purchaser, on the other hand, 20% and 80%, respectively, of the remaining balance of the Sale Proceeds (if any).

For purposes of the foregoing:

(i) "**First Residual Payment**" means an amount up to that portion of the then remaining Sale Proceeds (if any), 80% of which equals (A) $100 million, less (B) the Cumulative Return;

(ii) "**Second Residual Payment**" means an amount up to that portion of the then remaining Sale Proceeds (if any), 60% of which equals (A) $150 million, less (B)

the aggregate of the Cumulative Return and the portion of the First Residual Payment received by Brookfield;

(iii) "**Third Residual Payment**" means an amount up to that portion of the then remaining Sale Proceeds (if any), 40% of which equals (A) $200 million, less (B) the aggregate of the Cumulative Return and the portions of the First Residual Payment and Second Residual Payment received by Brookfield; and

(iv) "**Cumulative Return**" means the sum of (i) the cumulative payments of Distributable Cash Flow to Brookfield pursuant to paragraph 1(a) above, and (ii) the payment of $20 million to Brookfield as set out above in this paragraph 1(c).

Following the distribution to Brookfield of its portion of all Sale Proceeds in accordance with this paragraph 1(c), all of Brookfield's rights, entitlements, and obligations under the Royalty Agreement shall terminate.

(d) For greater clarity, the Purchaser and Katahdin acknowledge and agree that amounts payable to Brookfield hereunder shall constitute obligations of the Purchaser and Katahdin, as applicable, and, without limiting the generality of the foregoing, shall be made in priority to any payment upon any interests of the Purchaser or Katahdin, as applicable.

(e) For purposes of paragraph 1(c), Sale Proceeds shall include proceeds received pursuant to any policy of insurance, in the event of any damage to or destruction of the Mill (including as a result of fire, the elements, accident or other casualty), provided that such insurance proceeds are not being used diligently to repair, replace or rebuild the Mill.

(f) During the term of the Royalty Agreement, Brookfield shall have the right to inspect and to make copies (at its own expense) of the books and records of the Purchaser and Katahdin relating, in whole or in part, to the Mills, at any time upon reasonable request during normal business hours and upon reasonable notice, without undue interference to the business operations of the Purchaser and Katahdin. Without limiting the generality of the foregoing, Brookfield shall have the right to audit any financial statements, financial information or other books and records of the Purchaser and Katahdin relating, in whole or in part, to the Mills, including for purposes of determining compliance with the provisions set out in paragraphs 1(a), 1(b) and 1(c) above. The above rights may be exercised by Brookfield through any of its agents, officers or employees, or any outside independent accountant or other advisor, in each case designated by Brookfield. Brookfield shall bear all expenses incurred in any such examination or audit, provided that, in the event any such audit reveals a material error or discrepancy in the payments made, or to be made, in accordance with any of paragraphs 1(a), 1(b) and 1(c) above, the costs of such audit shall be borne by the Purchaser.

2. Negative Covenants

During the term of the Royalty Agreement, except with the prior written consent of Brookfield:

(a) neither the Purchaser nor Katahdin shall sell, consign, lease, move, destroy or otherwise dispose of, impair or abandon (i) any material asset forming part of the Mill, except (subject to Brookfield's rights under paragraph 3 below) in the case of a sale of all or substantially all of the assets forming part of the Mill to an arm's length third party for consideration consisting of cash and/or liquid, publicly-traded securities, subject to reasonable holdbacks, or (ii) their economic interest in the Mill, other than, in each case, any sale, consignment, lease or other disposition to the Purchaser or any of its wholly-owned affiliates (provided that any such wholly-owned affiliate agrees to become bound by the obligations of the transferor under the Royalty Agreement);

(b) Katahdin shall obtain and maintain adequate insurance to protect the Mill against damage and loss, in accordance with industry practice; and

(c) neither of the Katahdin and the Purchaser shall permit the issuance, sale, transfer or other disposition of, or the creation of any Encumbrance upon, any interests of the Purchaser or Katahdin (including the Purchaser's economic interest therein), other than any issuance or disposition to the Purchaser or any of its wholly-owned affiliates (provided that any such wholly-owned affiliate agrees to become bound by the obligations of the transferor under the Royalty Agreement).

3. Right of First Offer in favour of Brookfield

In the event that either the Purchaser or Katahdin, as applicable, proposes to sell all or substantially all of the assets forming part of the Mill (other than any sale of all of such assets to the Purchaser or any of its wholly-owned affiliates that agree to become bound by the obligations of the transferor under the Royalty Agreement), Brookfield shall have a right of first offer to purchase such assets (it being understood that the price to be paid by Brookfield shall be calculated net of the payments that would otherwise be required to be made to Brookfield from the proceeds of such sale, in accordance with paragraph 1(c) above.) If Brookfield declines such offer, Katahdin shall have a reasonable period of time to solicit and consummate a transaction with any arm's length third party purchaser on terms that are no more favourable to such purchaser as those offered to Brookfield, failing which the provisions of this paragraph 3 shall again apply. For greater clarity, any such sale by the Purchaser or Katahdin, as the case may be, shall be subject to the provisions of paragraph 1(c) above.

4. Right of First Offer in favour of the Purchaser

In the event that Brookfield proposes to sell or otherwise transfer its interest under the Royalty Agreement (other than such a transfer to an affiliate of Brookfield or an entity that is managed by Brookfield or any of its affiliates, provided that any such entity agrees to become bound by the obligations of Brookfield under the Royalty Agreement), the Purchaser shall have a right of first offer to acquire such units. If the Purchaser declines such offer, Brookfield shall have a reasonable period of time to solicit and consummate a transaction with any arm's length third party purchaser on terms that are no more favourable to such purchaser as those offered to the Purchaser, failing which the provisions of this paragraph 4 shall again apply.

5. Put Right in favour of Brookfield

Upon the fifth anniversary of the Closing Date, Brookfield shall have the right to require that the Purchaser acquire all of Brookfield's rights under the Royalty Agreement for aggregate cash consideration of $20 million, less the cumulative payments of Distributable Cash Flow to Brookfield pursuant to paragraph 1(a) above at such time.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. Date of Material Change

January 30, 2007

3. News Release

On January 30, 2007, Fraser Papers Inc. issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

Fraser Papers Inc. announced that it has entered into a definitive agreement with Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) to acquire the operations of Katahdin Paper Company LLC for $50 million plus working capital. In addition, following closing of the transaction, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business.

5. Full Description of Material Change

Fraser Papers Inc. announced that it has entered into a definitive agreement with Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) to acquire the operations of Katahdin Paper Company LLC for $50 million plus working capital. In addition, following closing of the transaction, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business.

The transaction is expected to close in the second quarter and is subject to the approval of a committee of directors of Fraser Papers who are independent of Brookfield, approval of the full board, approval of the majority of shareholders of Fraser Papers other than Brookfield and regulatory approval. Shareholders can expect to receive an information circular detailing the transaction and their approval will be sought at a meeting to be held in late April.

If this agreement is approved, Fraser Papers will acquire two businesses:

- A directory papers business with leading market share in this North American market segment and 250,000 tons per year of production capacity. Located in East Millinocket, Maine, it operates two 125,000 tons per year paper machines, a 180,000 tons per year groundwood pulp mill and a 110,000 tons per year recycled pulp mill along with related facilities.
- A 180,000 tons per year super-calendered paper business serving customers in the retail insert, catalogue and magazine market.

The acquisition represents an attractive investment for Fraser Papers on the basis of the following merits:

- **Strategic Fit** – Substantial growth opportunity for Fraser's existing specialty papers business in market segments where the Company can establish competitive advantage.
- **Attractive Valuation** – US$50 million consideration paid represents a 4.5 times multiple on forecast 2007 EBITDA for the directory business.
- **Transaction Structure** – Contingent royalty structure enables Fraser to reduce capital at risk in the transaction as payments are based on the future performance of the super-calendered business.
- **Known Business and Assets** – No conventional transaction due diligence risk as Fraser has been managing Katahdin since 2003.

In 2006, Katahdin's directory business shipped 243,000 tons of high quality paper to a customer base that included the largest directory publishers in the U.S. market. The super-calendered paper operation at the Millinocket operation shipped 168,000 tons of specialty groundwood paper in 2006. This business is focused on manufacturing premium grades of super-calendered papers for the retail insert, catalogue and magazine segment in North America. The combined operations will increase Fraser Papers' production capacity to over 1.1 million tons of paper from 650,000 tons in 2006.

Total cash consideration for the acquisition is estimated to be $80 million, including estimated working capital at closing of approximately $30 million. The acquisition will be financed from cash on hand and existing and new credit facilities supported by the Company's accounts receivable and inventory. The Company has a low net debt to equity ratio and marketable securities of $30 million. Fraser Papers will pay a royalty to Brookfield contingent on the generation of positive free cash flow generated by the super-calendered business. The royalty will start at 80% of cumulative free cash flow and decline over time as certain thresholds are reached.

The acquisition of Katahdin is a related-party transaction under Canadian securities regulations. As such, the agreement is subject to the approval of a special committee of the Board of the Directors of Fraser Papers and the disinterested shareholders of the Company. In addition, as required under Canadian securities regulations, the assets being acquired will be subject to a formal valuation, which will be supervised by the special committee. In addition, Canadian securities regulations require Fraser Papers to disclose any "prior valuations" (as such term is defined in Ontario Securities Commission Rule 61-501 and Autorite des marches financiers Regulation Q-27) of Fraser Papers that relate to Katahdin made within the 24-month period preceding the date of this material change report. After reasonable inquiry, neither Fraser Papers nor any director nor any senior officer of Fraser Papers has knowledge of any such "prior valuation".

More detailed information is contained in the purchase agreement, a copy of which may be obtained through www.sedar.com

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

February 9, 2007

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE **Fraser**Papers

Fraser Papers to Acquire Katahdin Paper Company LLC
Expands Specialty Groundwood Papers Business

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (January 30, 2007) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) today announced that it has entered into a definitive agreement with Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) to acquire the operations of Katahdin Paper Company LLC for $50 million plus working capital. In addition, Fraser Papers will make contingent royalty payments based on the cash flow of the super-calendered business.

The transaction announced today is expected to close in the second quarter and is subject to the approval of a committee of directors of Fraser Papers who are independent of Brookfield, approval of the full board, approval of the majority of shareholders of Fraser Papers other than Brookfield and regulatory approval. Shareholders can expect to receive an information circular detailing the transaction and their approval will be sought at a meeting to be held in late April.

If this agreement is approved, Fraser Papers will acquire two businesses:

- A directory papers business with leading market share in this North American market segment and 250,000 tons per year of production capacity. Located in East Millinocket, Maine, it operates two 125,000 tons per year paper machines, a 180,000 tons per year groundwood pulp mill and a 110,000 tons per year recycled pulp mill along with related facilities.
- A 180,000 tons per year super-calendered paper business serving customers in the retail insert, catalogue and magazine market from a technologically advanced paper machine located in Millinocket, Maine.

The acquisition represents an attractive investment for Fraser Papers on the basis of the following merits:

- **Strategic Fit** – Substantial growth opportunity for Fraser's existing specialty papers business in market segments where the Company can establish competitive advantage.
- **Attractive Valuation** – US$50 million consideration paid represents a 4.5 times multiple on forecast 2007 EBITDA for the directory business.
- **Transaction Structure** – Contingent royalty structure enables Fraser to reduce capital at risk in the transaction as payments are based on the future performance of the super-calendered business.
- **Known Business and Assets** – No conventional transaction due diligence risk as Fraser has been managing Katahdin since 2003.

"This represents an opportunity for Fraser Papers to substantially grow our specialty papers business with the addition of two complementary groundwood products, each with strong brand recognition, providing a broader product offering to our publication customers," commented Dominic Gammiero, Chief Executive Officer. "In addition, we believe the addition of scale, quality and technology that these three modern paper machines bring to our existing asset base will improve our competitive position in the long term."

In 2006, Katahdin's directory business shipped 243,000 tons of high quality paper to a customer base that included the largest directory publishers in the U.S. market. The super-calendered paper operation at the Millinocket operation shipped 168,000 tons of specialty groundwood paper in 2006. This business is focused on manufacturing premium grades of super-calendered papers for the growing retail insert, catalogue and magazine segment in North America. The combined operations will increase Fraser Papers' production capacity to over 1.1 million tons of paper from 650,000 tons in 2006.

Total cash consideration for the acquisition is estimated to be $80 million, including estimated working capital at closing of approximately $30 million. The acquisition will be financed from cash on hand and existing and new credit facilities supported by the Company's accounts receivable and inventory. The Company has a low net debt to equity ratio and marketable securities of $30 million. Fraser Papers will pay a royalty to Brookfield contingent on the generation of positive free cash flow generated by the super-calendered business. The royalty will start at 80% of cumulative free cash flow and decline over time as certain thresholds are reached.

The acquisition of Katahdin is a related-party transaction under Canadian securities regulations. As such, the agreement is subject to the approval of a special committee of the Board of the Directors of Fraser Papers and the disinterested shareholders of the Company. In addition, as required under Canadian securities regulations, the assets being acquired will be subject to a formal valuation, which will be supervised by the special committee.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty printing and packaging papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
President
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "expected", "will", "can", "estimated", "forecast", "believe" and other expressions that may be predictions of or indicate future events and trends, and that do not relate to historical matters, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, demand for and prices of the company's and Katahdin's products, raw materials and operating costs, the results and determinations to be made by the board of directors and shareholders of the Company and other risks detailed from time to time in the documents filed by the company with securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END